Tractebel Energia
SUEZ

82 -

Florianópolis, July 26th, 2005.

RECEIVED
2005 AUG 16 P 3:29

CE DF-0034/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

05010469

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

We are enclosing a copy of the translation of the announcement to shareholders of Tractebel Energia S.A. which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia
SUEZ

NOTIFICATION TO SHAREHOLDERS

INITIAL DATE FOR THE PAYMENT OF INTEREST ON EQUITY TO SHAREHOLDERS

We communicate to the Shareholders and the market in general that the Management Board of Tractebel Energia S.A., in meeting held on 07.04.2005, in the use of the powers attributed by the Board of Directors, established 07.08.2005 as the initial date for the payment of Interest on Equity – IOE credited on 05.31.2005.

As decided by the Board of Directors, in meeting held on 05.12.2005, on the date of payment the IOE's shall be monetarily updated according to the SELIC variation rate, between 05.31.2005 and 07.08.2005.

Therefore, the amounts per type and class of shares shall be the following:

		IN R$, PER 1.000 SHARES BLOCK
Type/Class	**Gross value on 05. 31.2005**	**Gross value updated to 07.08.2005**
Ordinary	0.168516	0.171924
Preferred "A"	0.199740	0.203779
Preferred "B"	0.168516	0.171924

According to the afore mentioned decision by the Board of Directors, IOE's shall be paid in accordance with stock status on 05.18.2005, therefore prior to the Company shares grouping that took place on 05.23.2005.

The parcel corresponding to the variation of SELIC rate shall be liable to twenty two point five percent (22.5%) in Income Tax deducted at Source, within current legislation.

Florianópolis, July 4th 2005

Marc Verstraete
Financial and Investor Relations Director

Tractebel Energia
SUEZ

Florianópolis, August 9th, 2005.

CE DF-0035/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the Secound Quarterly 2005 Information Report and Relevant Fact of Tractebel Energia S.A., which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com
Investidores

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia
SUEZ
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis - SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

RELEVANT FACT

Tractebel Energia S.A. communicates to its shareholders and to the market as a whole that it signed the Participation Transfer Contract ("Contract"), on June 6th, 2004, through which it transferred to Elétrica Jacui S.A. - ELEJA, 33.33% of the undertake which comprises the Jacui Project, located in Charqueadas city – RS.

The Jacui Project, a coal fired thermoelectric power plant with 350 MW foreseen capacity, is paralyzed since 1991.

Concomitantly to the settlement of the referred Contract, the parties signed the Consortium Constitution Contract, through which Tractebel Energia S.A. is obliged to make available to ELEJA, its experience in development, implantation, operation and commercial exploration of undertakes similar to the Jacui Project. The Consortium will not have operational character and will not assume any kind of obligation toward third parties.

Florianópolis, June 4th, 2004.
Marc Jacques Zelie Verstraete
Financial and Investors Relationship Director

SUEZ

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	2	01/04/2005	30/06/2005	1	01/01/2005	31/03/2005

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
PAULO RICARDO PINTO ALANIZ	369.375.330-04

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2005	2 - TRIMESTRE ANTERIOR 31/03/2005	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2004
Do Capital Integralizado			
1 - Ordinárias	652.667	464.052.075	464.052.075
2 - Preferenciais	75	188.690.118	188.690.118
3 - Total	652.742	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	PNA	0,4655890000
02	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	PNB	0,3906510000
03	RCA	09/12/2004	Juros Sobre Capital Próprio	20/04/2005	ON	0,3906510000
04	AGO	07/04/2005	Dividendo	20/04/2005	PNA	0,5132690000
05	AGO	07/04/2005	Dividendo	20/04/2005	PNB	0,5132690000
06	AGO	07/04/2005	Dividendo	20/04/2005	ON	0,5132690000
07	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNA	0,1997400000
08	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	PNB	0,1685160000
09	RCA	12/05/2005	Juros Sobre Capital Próprio	08/07/2005	ON	0,1685160000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
29/07/2005	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

Somente para fins de
Identificação
TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
1	Ativo Total	4.969.690	5.249.014
1.01	Ativo Circulante	677.898	1.153.506
1.01.01	Disponibilidades	3.827	812
1.01.01.01	Numerário Disponível	3.827	812
1.01.02	Créditos	555.229	1.035.875
1.01.02.01	Titulos e Valores Mobiliários	202.692	686.467
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(11.896)	(11.896)
1.01.02.03	Consumidores, Concess. e Permissionárias	426.706	429.529
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(130.816)	(130.816)
1.01.02.05	Dividendos a Receber de Controladas	0	8.113
1.01.02.06	Cauções e Dep.Vinculados - CCEE	10.330	9.880
1.01.02.07	Devedores Diversos-Conc. Energia Elétr.	8.169	8.367
1.01.02.08	Adiantamento a Fornecedores	10.995	4.612
1.01.02.09	Créditos da Cta Cons.Combustível-CCC/CDE	39.049	31.619
1.01.03	Estoques	15.610	13.036
1.01.04	Outros	103.232	103.783
1.01.04.01	Alienações, Serv.Curso e Disp.Reembolsar	6.651	6.606
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	51.369	44.926
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(36.341)	(33.457)
1.01.04.04	Despesas Pagas Antecipadamente	4.860	5.725
1.01.04.05	Ativo Fiscal Diferido	68.791	72.502
1.01.04.06	Outros	7.902	7.481
1.02	Ativo Realizável a Longo Prazo	336.277	334.681
1.02.01	Créditos Diversos	89.277	94.012
1.02.01.01	Concessionárias e Permissionárias	9.697	12.962
1.02.01.02	Devedores Diversos-Conc. Energia Elétr.	13.570	15.210
1.02.01.03	Títulos e Valores Mobiliários	36.325	36.101
1.02.01.04	Alienação de Bens e Direitos	29.685	29.739
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	247.000	240.669
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	6.510	5.144
1.02.03.02	Depósitos Judiciais	33.227	31.693
1.02.03.03	Ativo Fiscal Diferido	204.384	201.159
1.02.03.04	Despesas Pagas Antecipadamente	2.396	2.190
1.02.03.05	Outros	483	483
1.03	Ativo Permanente	3.955.515	3.760.827
1.03.01	Investimentos	941.625	717.641
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	939.509	715.525
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	374	374

Somente para fins de
Identificação
TREVISAN Auditores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2005	4 -31/03/2005
1.03.02	Imobilizado	3.013.890	3.043.186
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
2	Passivo Total	4.969.690	5.249.014
2.01	Passivo Circulante	635.320	1.095.107
2.01.01	Empréstimos e Financiamentos	188.477	206.887
2.01.01.01	Principal	177.968	190.332
2.01.01.02	Encargos	10.509	16.555
2.01.02	Debêntures	3.968	0
2.01.02.01	Encargos	3.968	0
2.01.03	Fornecedores	148.217	128.834
2.01.04	Impostos, Taxas e Contribuições	54.899	56.650
2.01.04.01	Tributos e Contrib. Sociais Correntes	53.904	55.663
2.01.04.02	Tributos e Contrib. Sociais Parcelados	995	987
2.01.05	Dividendos a Pagar	98.438	553.045
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	98.438	553.045
2.01.06	Provisões	30.849	37.906
2.01.06.01	Obrigações Estimadas	30.849	37.906
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	110.472	111.785
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hidricos	6.545	9.162
2.01.08.02	Benefício Pós-Emprego	49.314	50.375
2.01.08.03	Passivo Fiscal Diferido	39.616	39.616
2.01.08.04	Operações com Derivativos	94	432
2.01.08.05	Outros	14.903	12.200
2.02	Passivo Exigível a Longo Prazo	1.264.733	1.194.724
2.02.01	Empréstimos e Financiamentos	707.805	855.144
2.02.01.01	Principal	707.805	855.144
2.02.02	Debêntures	199.089	0
2.02.02.01	Principal	199.089	0
2.02.03	Provisões	140.445	127.819
2.02.03.01	Obrigações Estimadas	14.100	14.863
2.02.03.02	Contingências	126.345	112.956
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	217.394	211.761
2.02.05.01	Tributos e Contribuições Sociais	6.631	6.825
2.02.05.02	Benefícios Pós-Emprego	210.763	204.936
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	3.069.637	2.959.183
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2005	4 -31/03/2005
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	282.681	172.227

Somente para fins de Identificação TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.01	Receita Bruta de Vendas e/ou Serviços	696.770	1.394.795	676.298	1.236.742
3.01.01	Suprimento de Energia Elétrica	509.558	1.023.547	513.442	956.876
3.01.02	Fornecimento de Energia Elétrica	95.054	176.996	75.010	141.945
3.01.03	Subvenção Combustível - CCC/CDE	85.669	182.793	82.220	127.540
3.01.04	Serviço Prestado	3.496	6.787	3.115	5.779
3.01.05	Venda de Cinzas	2.383	3.853	2.324	4.311
3.01.06	Outras	610	819	187	291
3.02	Deduções da Receita Bruta	(73.695)	(150.971)	(40.527)	(75.266)
3.02.01	Impostos e Contribuições	(71.743)	(148.036)	(40.180)	(73.404)
3.02.02	Repasse - CCC/CDE - Venda de Cinzas	(1.952)	(2.935)	(347)	(1.862)
3.03	Receita Líquida de Vendas e/ou Serviços	623.075	1.243.824	635.771	1.161.476
3.04	Custo de Bens e/ou Serviços Vendidos	(306.701)	(639.564)	(364.741)	(655.721)
3.04.01	Pessoal	(25.091)	(40.723)	(25.050)	(40.044)
3.04.02	Material	(5.242)	(8.909)	(2.551)	(4.585)
3.04.03	Serviço de Terceiro	(10.436)	(18.009)	(6.953)	(12.133)
3.04.04	Combustível p/Prod.Ener.Elétr - CCC/CDE	(85.580)	(182.580)	(80.242)	(124.710)
3.04.05	Combustível p/Prod.Ener.Elétrica	(24.121)	(53.980)	(70.422)	(71.476)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(7.472)	(19.010)	(8.044)	(18.357)
3.04.07	Depreciação / Amortização	(40.151)	(80.272)	(39.826)	(79.659)
3.04.08	Energia Elétrica Comprada p/Revenda	(107.685)	(222.124)	(129.183)	(307.157)
3.04.09	Uso de Bem Público - UBP	(1.302)	(2.584)	(1.177)	(2.343)
3.04.10	Constituição de Provisões Operacionais	(4.323)	(8.902)	(7.733)	(15.466)
3.04.11	Reversão de Provisões Operacionais	6.980	10.274	14.925	28.915
3.04.12	Seguros	(1.888)	(3.815)	(2.207)	(4.191)
3.04.13	Outros	(390)	(8.930)	(6.278)	(4.515)

Somente para fins de Identificação TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.05	Resultado Bruto	316.374	604.260	271.030	505.755
3.06	Despesas/Receitas Operacionais	(52.770)	(97.644)	(180.650)	(231.266)
3.06.01	Com Vendas	(30.156)	(58.743)	(27.329)	(48.424)
3.06.01.01	Pessoal	(1.875)	(2.928)	(1.545)	(2.443)
3.06.01.02	Serviço de Terceiro	(638)	(1.001)	(312)	(575)
3.06.01.03	Encargos de Uso da Rede Elétrica	(26.819)	(53.181)	(24.296)	(43.053)
3.06.01.04	Depreciação / Amortização	(9)	(17)	(8)	(15)
3.06.01.05	Outras	(815)	(1.616)	(1.168)	(2.338)
3.06.02	Gerais e Administrativas	(40.537)	(71.363)	(76.375)	(102.305)
3.06.02.01	Pessoal	(11.532)	(18.539)	(10.521)	(16.893)
3.06.02.02	Serviço de Terceiro	(7.072)	(11.154)	(6.182)	(9.291)
3.06.02.03	Depreciação / Amortização	(271)	(595)	(405)	(810)
3.06.02.04	Constituição de Provisões Operacionais	(22.412)	(35.749)	(66.681)	(76.632)
3.06.02.05	Reversão de Provisões Operacionais	14.324	20.291	20.885	28.109
3.06.02.06	Taxa de Fiscalização	(2.191)	(4.042)	(1.467)	(2.932)
3.06.02.07	Previdência Privada - SB-40	(4.268)	(8.839)	(5.513)	(11.490)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(3.373)	(1.686)	(3.373)
3.06.02.09	Outras	(5.429)	(9.363)	(4.805)	(8.993)
3.06.03	Financeiras	(7.747)	(26.697)	(80.360)	(97.175)
3.06.03.01	Receitas Financeiras	(6.379)	5.839	11.437	35.560
3.06.03.01.01	Rendas de Aplicações Financeiras	(9.785)	0	5.815	18.238
3.06.03.01.02	Variação Monetária	530	1.339	1.250	4.438
3.06.03.01.03	Outras	2.876	4.500	4.372	12.884
3.06.03.02	Despesas Financeiras	(1.368)	(32.536)	(91.797)	(132.735)
3.06.03.02.01	Encargos de Dívidas	(21.223)	(43.612)	(24.751)	(50.570)

Somente para fins de Identificação
TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.06.03.02.02	Encargos de Debêntures	(4.002)	(4.002)	0	0
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(2.289)	(4.564)	(1.050)	(2.560)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(1.578)	(3.184)	(1.748)	(3.521)
3.06.03.02.05	Provisão p/Desv.Títulos e Valor.Mobil.	0	0	295	(764)
3.06.03.02.06	Encargos s/Tributos e Contrib. Sociais	(98)	(7.243)	(79)	(159)
3.06.03.02.07	Variação Monetária s/Empr.Financiamentos	96.419	104.651	(53.635)	(55.602)
3.06.03.02.08	Variação Monetária de Debêntures	911	911	0	0
3.06.03.02.09	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.793)	(3.126)	(526)	(1.729)
3.06.03.02.10	Var.Monet.s/Obrig.Contr.Fundação ELOS	(2.235)	(4.045)	(1.398)	(3.198)
3.06.03.02.11	Variação Monetária - Outras	(3.193)	(2.983)	(2.752)	(3.316)
3.06.03.02.12	Perdas com Swap de Taxa de Juros	(116)	(342)	0	0
3.06.03.02.13	Perdas em Aplicações Financeiras	(48.636)	(54.634)	0	0
3.06.03.02.14	Outras	(13.535)	(10.363)	(6.153)	(11.316)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	25.670	59.159	3.414	16.638
3.07	Resultado Operacional	263.604	506.616	90.380	274.489
3.08	Resultado Não Operacional	(52)	(110)	(2.553)	(2.555)
3.08.01	Receitas	38	66	29.000	29.000
3.08.02	Despesas	(90)	(176)	(31.553)	(31.555)
3.09	Resultado Antes Tributação/Participações	263.552	506.506	87.827	271.934
3.10	Provisão para IR e Contribuição Social	(42.612)	(111.524)	53.452	212
3.10.01	Contribuição Social	(8.700)	(22.663)	10.850	43
3.10.02	Imposto de Renda	(33.912)	(88.861)	42.602	169
3.11	IR Diferido	(486)	(2.301)	30.970	26.420

Somente para fins de
Identificação
TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.11.01	Contribuição Social	(2.863)	(7.744)	(18.385)	(22.995)
3.11.02	Imposto de Renda	2.377	5.443	49.355	49.415
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	220.454	392.681	172.249	298.566
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742	652.742	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,33774	0,60159	0,00026	0,00046
	PREJUÍZO POR AÇÃO				

Somente para fins de Identificação TREVISAN Auditores Independentes

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Co-geração Lages, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Co-geração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 5.968 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-d.

O controle acionário da Companhia pertence à Suez Energy South America Participações Ltda., nova denominação da Tractebel EGI South America Ltda, empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia possui participação societária nas seguintes empresas:

Empresa	Participação	Localização	Empreendimento
Ita Energética S.A. – ITASA	48,75%	Divisa SC/RS	UHE - Itá
Companhia Energética Meridional - CEM	99,99%	Goiás - GO	UHE – Cana Brava
Lages Bioenergética Ltda	99,99%	Lages – SC	Co-geração Lages
Tractebel Energia Comercializadora Ltda	99,99%	Fpolis - SC	-
Delta Energética S.A.	99,99%	Fpolis – SC	-

As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

04.01 - NOTAS EXPLICATIVAS

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data-base das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no período de setembro de 2000 a setembro de 2002, no âmbito do, à época, Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias ou ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, vigentes na data-base das Informações Trimestrais, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece à expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data-base das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os financiamentos, os recursos de debêntures e os encargos decorrentes de ambos, apropriados até a data-base das Informações Trimestrais são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 11 e Nota 12) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 19).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 7-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	30.06.2005	31.03.2005
Circulante		
Certificado de Depósito Bancário – CDB	13.264	275.886
Fundo de Investimentos Exclusivo	168.883	286.980
Letras Financeiras do Tesouro – LFT	63	64.996
Operações Compromissadas	-	34.312
Notas do Banco Central – NBC-E	20.482	24.293
	202.692	**686.467**
(-) Provisão para perdas em aplicações financeiras	(11.896)	(11.896)
	190.796	**674.571**
Longo Prazo		
Fundo de Investimentos Exclusivo	**36.325**	**36.101**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.06.2005, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados independentemente de seus vencimentos, sem prejuízo dos rendimentos.

A Companhia possui, por meio do Fundo de Investimentos Exclusivo, CDBs e LFTs, ambos indexados ao CDI, e operações de swaps realizadas no mercado de balcão com registro e liquidação na Cetip, em que o Fundo fica ativo em câmbio e passivo em CDI.

A provisão para perdas em aplicações financeiras refere-se a aplicações em CDB que a Companhia possui no Banco Santos S.A., o qual se encontra sob intervenção do Banco Central do Brasil, desde 12.11.2004.

NOTA 4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	30.06.2005				31.03.2005
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	33.463	2.732	4.447	40.642	32.159
Concessionárias	168.230	6.497	-	174.727	182.018
Comercializadoras	46.960	-	-	46.960	42.704
Exportação	700	-	740	1.440	6.110
Transações no âmbito do MAE	150.990	-	11.947	162.937	166.538
	400.343	**9.229**	**17.134**	**426.706**	**429.529**
(-) Provisão para Créditos de Liquidação Duvidosa	(118.916)	-	(11.900)	(130.816)	(130.816)
	281.427	**9.229**	**5.234**	**295.890**	**298.713**
Longo prazo					
Transações no âmbito do MAE	9.697	-	-	9.697	12.962
	9.697	**-**	**-**	**9.697**	**12.962**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livres" tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

Os valores indicados na rubrica Consumidores livres como vencidos, de R$ 2.732 e R$ 4.447, estão em processo de negociação com os clientes e espera-se a sua liquidação no próximo trimestre.

O valor de R$ 11.947 vencido há mais de 90 dias, indicado na rubrica Transação no âmbito do MAE, refere-se a débito de agente inadimplente na 1ª liquidação do Mercado Atacadista de Energia Elétrica - MAE, realizada em 30.12.2002. Tal valor está sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido débito, a Companhia mantém provisão para créditos de liquidação duvidosa, no valor de R$ 11.900, independentemente das ações aplicáveis ao caso.

Em setembro de 2003, a Companhia constituiu provisão, no valor de R$ 142.949, em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. Em face de desistências por parte de autores da ação impetrada, a referida provisão foi ajustada, no segundo semestre de 2004, para R$ 118.916.

Em 22.07.2005, a CCEE comunicou que um dos agentes devedores desistiu da ação judicial e que seu débito, que para a Companhia representa R$ 9.039, será objeto de liquidação financeira especial prevista para 27.07.2005, o que resultará, no próximo trimestre, em reversão de parte da provisão em igual valor.

NOTA 5 – ATIVO FISCAL DIFERIDO

	30.06.2005				31.03.2005
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas UTE Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso – RIC	242.290	33.433	-	33.433	33.433
Benefícios pós-emprego	162.234	40.559	14.601	55.160	53.341
Provisão para créditos de liquidação duvidosa	130.816	32.704	11.773	44.477	44.477
Provisão para contingências	126.345	31.586	11.371	42.957	38.405
Provisão para depreciação acelerada UTE William Arjona	33.543	8.386	3.019	11.405	11.688
Provisão para perdas com créditos de ICMS	36.341	9.085	3.271	12.356	11.375
Provisão para grandes manutenções	32.340	8.085	2.911	10.996	11.615
Provisão para perdas em aplicações financeiras	11.896	2.974	1.071	4.045	4.045
Participação de empregados nos lucros	-	-	-	-	2.210
Provisão bônus gerencial	1.040	260	93	353	1.360
Provisão honorários advocatícios	618	154	56	210	208
Base negativa da contribuição social	35.871	-	3.228	3.228	6.949
	-	167.226	105.949	273.175	273.661
Classificação do ativo fiscal diferido:					
Circulante		51.467	17.324	68.791	72.502
Realizável a longo prazo		115.759	88.625	204.384	201.159
		167.226	105.949	273.175	273.661

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

A realização da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido, já reconhecido contabilmente, refere-se à Contribuição sobre o Lucro Líquido e foi registrado em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 151.543, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia indicam que os ativos fiscais diferidos existentes serão totalmente

04.01 - NOTAS EXPLICATIVAS

recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso – RIC	1.672	3.343	3.343	3.343	3.344	6.687	10.030	1.671	33.433
Demais diferenças temporárias	15.956	11.866	11.273	20.522	22.070	93.679	5.980	613	181.959
Base negativa da contribuição social	3.228	-	-	-	-	-	-	-	3.228
Ativo fiscal diferido, registrado	**20.856**	**15.209**	**14.616**	**23.865**	**27.664**	**105.276**	**23.375**	**42.314**	**273.175**
Ativo fiscal diferido - Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido - RIC	-	-	-	-	-	-	-	27.140	27.140
	20.856	**15.209**	**14.616**	**23.865**	**35.104**	**121.511**	**47.727**	**172.970**	**451.858**

Na elaboração do quadro acima, o ano de 2005 compreende somente 6 meses (julho a dezembro).

A realização da RIC ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido no valor de R$ 27.140 (R$ 27.991 em 31.03.2005)

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.06.2005		30.06.2004	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	**506.506**	**506.506**	**271.934**	**271.934**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Gratificação e 13° de dirigentes	-	830	-	535
Doações incentivadas	304	304	120	120
Doações indedutíveis	115	115	-	-
Multas	(299)	(299)	-	-
Outras despesas indedutíveis	181	181	277	277
Exclusões				
Equivalência patrimonial	(59.159)	(59.159)	(16.638)	(16.638)
Juros sobre o capital próprio	(110.000)	(110.000)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(6.815)	-	(91.677)
(=) **Base de cálculo dos tributos no resultado**	**337.648**	**335.036**	**255.693**	**167.924**
Alíquotas	9%	25%	9%	25%
(=) **Contribuição social e imposto de renda**	**(30.388)**	**(83.760)**	**(23.012)**	**(41.981)**
Provisão para Perdas da UTE Jacuí	-	-	-	91.395
Incentivos fiscais	-	304	-	-
Adicional de 10% sobre lucro até R$ 20 mensais	-	12	-	-
Outros	(19)	26	61	169
(=) **Contrib. social e imposto renda no resultado**	(30.407)	(83.418)	(22.951)	49.583
Composição dos tributos no resultado:				
Corrente	(22.663)	(88.861)	43	169
Diferido	(7.744)	5.443	(22.994)	49.414
	(30.407)	(83.418)	(22.951)	49.583

NOTA 7 – INVESTIMENTOS

a) Composição

	30.06.2005	31.03.2005
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	265.214	261.192
Ágio	11.443	12.015
	276.657	273.207
Companhia Energética Meridional – CEM		
Equivalência patrimonial	580.892	365.559
Ágio	33.433	34.547
	614.325	400.106
Lages Bioenergética Ltda.		
Equivalência patrimonial	37.216	33.886
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	11.304	8.319
Delta Energética S.A.		
Equivalência patrimonial	7	7
	939.509	715.525
Participações societárias permanentes avaliadas pelo custo de aquisição		
Câmara de Comercialização de Energia Elétrica - CCEE		
Quota de participação	3	3
	939.512	715.528
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742
Outros investimentos	371	371
	941.625	717.641

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da UHE Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada

de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.06.2005	31.03.2005
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	544.030	535.780
Resultado do período	23.514	15.264
Investimento:		
Equivalência patrimonial	265.214	261.192
Ágio	11.443	12.015
Resultado de equivalência patrimonial	11.463	7.441

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 2° trimestre de 2005 foi de R$ 572. (R$ 572 no 1° trimestre de 2005)

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.06.2005	31.03.2005
Circulante	67.256	78.325
Realizável a longo prazo	10.942	12.576
Permanente	1.084.561	1.095.237
	1.162.759	1.186.138
PASSIVO		
Circulante	101.321	114.772
Exigível a longo prazo	517.408	535.586
Patrimônio líquido	544.030	535.780
	1.162.759	1.186.138

RESULTADO	1º Sem. 2005	1º Sem. 2004
Receitas operacionais brutas	131.283	179.979
Deduções da receita operacional	(12.144)	(15.351)
Receitas líquidas de vendas	**119.139**	**164.628**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(1.331)	(43.038)
Custo de produção de energia elétrica	(26.813)	(22.627)
	(28.144)	**(65.665)**
LUCRO BRUTO	**90.995**	**98.963**
DESPESAS OPERACIONAIS		
Despesas com vendas	(9.093)	(10.568)
Despesas gerais e administrativas	(9.573)	(9.681)
	(18.666)	**(20.249)**
Resultado do serviço	**72.329**	**78.714**
Despesas financeiras líquidas	**(36.662)**	**(51.484)**
RESULTADO OPERACIONAL	**35.667**	**27.230**
RESULTADO NÃO OPERACIONAL	-	(1)
RESULTADO ANTES DOS TRIBUTOS	**35.667**	**27.229**
Imposto de renda e contribuição social	**(12.153)**	**(9.289)**
LUCRO DO PERÍODO	**23.514**	**17.940**

04.01 - NOTAS EXPLICATIVAS

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da UHE Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

Em 16.05.2005, a Tractebel Energia aumentou o capital social da Controlada, de R$ 224.222 para R$ 424.222. O referido aumento teve como objetivo permitir à CEM liquidar a dívida em moeda externa perante o Banco Interamericano de Desenvolvimento – BID, no valor de R$ 328.582.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2005			31.03.2005
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	118.849.336	225.678.665	344.528.001	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	118.849.332	225.678.665	344.527.997	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	145.415	278.807	424.222	224.222
Patrimônio líquido	-	-	580.892	365.559
Resultado do período	-	-	32.329	16.996
Investimento:				
Equivalência patrimonial	-	-	580.892	365.559
Ágio			33.433	34.547
Resultado de equivalência patrimonial			32.329	16.996

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 2º trimestre de 2005 foi de R$ 1.114. (R$ 1.115 no 1º trimestre de 2005)

b.3 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de co-geração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em

circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2005	31.03.2005
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	37.216	33.886
Resultado do período	6.686	3.356
Investimento:		
Equivalência patrimonial	37.216	33.886
Resultado de equivalência patrimonial	6.686	3.356

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

A Tractebel Energia Comercializadora Ltda., com sede em Florianópolis - SC, foi constituída em 16.10.2000. Tem como objeto social a comercialização de energia elétrica no mercado de livre negociação, incluindo a compra, a venda, a importação e a exportação de energia elétrica, bem assim a intermediação de qualquer dessas operações.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.06.2005	31.03.2005
Quotas que compõem o capital social	2.200.000	2.200.000
Quotas de propriedade da Tractebel Energia	2.199.999	2.199.999
Participação %	99,99	99,99
Capital social	2.200	2.200
Patrimônio líquido	11.304	8.319
Resultado do período	8.681	5.696
Investimento:		
Equivalência patrimonial	11.304	8.319
Resultado de equivalência patrimonial	8.681	5.696

b.5 – Delta Energética S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	30.06.2005				31.03.2005
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido
Imobilizações em Serviço					
Geração Hidráulica					
UHE Salto Santiago	2,5	638.767	(467.777)	170.990	174.882
UHE Salto Osório	2,8	288.878	(228.302)	60.576	62.612
UHE Passo Fundo	2,5	123.120	(88.359)	34.761	35.509
UUHE Itá (em consórcio)	2,3	1.236.696	(136.297)	1.100.399	1.107.511
UHE Machadinho (em consórcio	2,5	179.928	(13.630)	166.298	167.380
		2.467.389	(934.365)	1.533.024	1.547.894
Geração Térmica					
Complexo Jorge Lacerda	4,3	2.455.028	(1.142.108)	1.312.920	1.334.239
UTE Charqueadas	4,4	54.807	(47.523)	7.284	7.658
UTE Alegrete	4,1	8.101	(7.209)	892	905
UTE William Arjona	4,3	139.286	(31.368)	107.918	109.796
		2.657.222	(1.228.208)	1.429.014	1.452.598
Sistema de Comunicação	6,1	1.102	(571)	531	599
Equipamentos Gerais e Outros	10,0	35.614	(17.863)	17.751	15.140
Total das imobilizações em serviço		5.161.327	(2.181.007)	2.980.320	3.016.231
Imobilizações em Curso					
Geração Hidráulica					
UHE Itá (custos retardatários)		1.555	-	1.555	847
UHE S. Santiago (obra de adição)		1.145	-	1.145	918
UHE Salto Osório (obra de adição)		20.973	-	20.973	18.745
Outros		1.319	-	1.319	223
		24.992	-	24.992	20.733
Geração Térmica					
UTE Jacuí		52.742	-	52.742	52.484
UTE J. Lacerda (obra de adição)		9.911	-	9.911	8.101
UTE Charqueadas (obra de adição)		879	-	879	594
Outros		18	-	18	15
		63.550	-	63.550	61.194
Equipamentos Gerais e Outros		1.592	-	1.592	1.592
Total das imobilizações em curso		90.134	-	90.134	83.519
Total das imobilizações		5.251.461	(2.181.007)	3.070.454	3.099.750
Obrigações Especiais		(56.564)	-	(56.564)	(56.564)
Total do ativo imobilizado		5.194.897	(2.181.007)	3.013.890	3.043.186

b) **Mutação no trimestre**

	Em serviço	Em Curso	Total
Saldo em 31.12.2004	**3.054.511**	**80.211**	**3.134.722**
Aquisições	842	4.776	5.618
Transferências	1.468	(1.468)	-
Depreciação	(40.453)	-	(40.453)
Baixas	(137)	-	(137)
Saldo em 31.03.2005	**3.016.231**	**83.519**	**3.099.750**
Aquisições	847	10.378	11.225
Transferências	3.763	(3.763)	-
Depreciação	(40.431)	-	(40.431)
Baixas	(90)	-	(90)
	2.980.320	**90.134**	**3.070.454**
Obrigações Especiais	(56.564)	-	(56.564)
Saldo em 30.06.2005	**2.923.756**	**90.134**	**3.013.890**

c) **Obrigações especiais**

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.06.2005 e 31.03.2005, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

d) Concessões e autorizações do Órgão Regulador

A Companhia e suas controladas possuem as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Usina Termelétrica Jacuí

No mês de junho de 2004, a Companhia firmou parceria estratégica, transferindo 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. – ELEJA, por R$ 29.000, nos termos do Contrato de Transferência de Participação em Empreendimento firmado entre as partes. A ELEJA é uma SPE constituída pela Riomaggiore Mineração Ltda., com a finalidade específica de conclusão do projeto. A transferência inclui direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento, localizado no Município de Charqueadas, Estado do Rio Grande do Sul.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a UTE Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da UTE William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia amortizou o valor econômico destes ativos no período de sua utilização, mantendo um valor residual de R$ 68.485, que era compatível com o valor estimado de alienação. O valor amortizado no período de 2002 a 2004 foi de R$ 35.214.

Em 26 de outubro de 2004, a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o témino do contrato com a CBEE, as referidas unidades geradoras seriam mantidas, estando à disposição para operação centralizada, de acordo com as normas e procedimentos do Operador Nacional do Sistema – ONS, a partir de 1° de janeiro de 2005, nas mesmas condições das unidades 1, 2 e 3.

Desta forma, o processo de depreciação das referidas unidades não foi interrompido. Concomitantemente com a depreciação, a Companhia está revertendo a amortização acelerada reconhecida ao longo do contrato com a CBEE.

NOTA 10 - FORNECEDORES

	30.06.2005	31.03.2005
Energia elétrica	56.889	50.678
Combustíveis fósseis	48.487	39.165
Encargos de uso da rede elétrica	26.973	24.787
Materiais e serviços	15.868	14.204
	148.217	128.834

NOTA 11 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.06.2005			31.03.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	89.183	317.429	406.612	109.532	413.321	522.853
Instituições financeiras	17.861	142.895	160.756	17.379	173.939	191.318
	107.044	**460.324**	**567.368**	**126.911**	**587.260**	**714.171**
Moeda Nacional						
ELETROBRÁS	69.796	212.036	281.832	68.080	230.142	298.222
Instituições financeiras	11.637	35.445	47.082	11.896	37.742	49.638
	81.433	**247.481**	**328.914**	**79.976**	**267.884**	**347.860**
	188.477	**707.805**	**896.282**	**206.887**	**855.144**	**1.062.031**

b) Mutação dos empréstimos e financiamentos:

	Circulante	Longo Prazo	Total
Saldo em 31.12.2004	**196.195**	**886.901**	**1.083.096**
Amortizações	(35.223)	-	(35.223)
Transferências	25.004	(25.004)	-
Encargos gerados no trimestre	22.389	-	22.389
Variações monetárias geradas no trimestre	(1.478)	(6.753)	(8.231)
Saldo em 31.03.2005	**206.887**	**855.144**	**1.062.031**
Amortizações	(90.552)	-	(90.552)
Transferências	68.080	(68.080)	-
Encargos gerados no trimestre	21.223	-	21.223
Variações monetárias geradas no trimestre	(17.161)	(79.259)	(96.420)
Saldo em 30.06.2005	**188.477**	**707.805**	**896.282**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Junho 2005
R$ Milhões
162
29%
Euro
368
65%
Dólar Norte Americ.
37
6%
Libra Esterlina


Dívida Externa em Março 2005
R$ Milhões
210
29%
Euro
446
63%
Dólar Norte Americ.
58
8%
Libra Esterlina

04.01 - NOTAS EXPLICATIVAS

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Junho 2005
R$ Milhões
47
14%
Não
Indexado
282
86%
IVRRGR


Dívida Nacional em Março 2005
R$ Milhões
50
14%
Não
indexado
298
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.000
800
600
400
200
0
91
174
247
276
65
70
60
64
55
58
190
213
708
855
2006
2007
2008
2009
2010
De 2011
até 2024
Total
Junho 2005
Março 2005

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 1° trimestre de 2005)
Taxas flutuantes: 20,73% a.a. (19,71% a.a., no 1° trimestre de 2005)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 1° trimestre de 2005)
Taxas flutuantes: 3,94% a 9,30% a.a. (2,77% a 9,30% a.a, no 1° trimestre de 2005)

NOTA 12 - DEBÊNTURES

Em 11.05.2005, a Comissão de Valores Mobiliários - CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, conforme os registros n°s. CVM/SRE/DEB/2005/024 e 025, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, 2 de maio de 2005, o montante total de R$ 200.000. A 1ª série, composta por de 14.000 debêntures, vencerá em 2 de maio de 2011 e terá amortização integral em uma única parcela, e a 2ª série, composta por 6.000 debêntures, vencerá em 2 de maio de 2010 e terá amortização integral em uma única parcela. As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das Debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional - CEM, para propiciar, àquela Companhia, o pré-pagamento dos Contratos de Empréstimos junto ao Banco Interamericano de Desenvolvimento (BID).

NOTA 13 - PROVISÕES - OBRIGAÇÕES ESTIMADAS

	30.06.2005		31.03.2005	
	Circulante	**Longo prazo**	**Circulante**	**Longo prazo**
Provisões trabalhistas	10.922	-	7.469	-
Provisão para grandes manutenções	18.858	13.482	19.910	14.251
Provisão bônus gerencial	1.040	-	4.000	-
Provisão participação nos lucros ou resultados	-	-	6.500	-
Outras	29	618	27	612
	30.849	**14.100**	**37.906**	**14.863**

Somente para fins de Identificação

04.01 - NOTAS EXPLICATIVAS

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.06.2005		31.03.2005	
	Provisão	Depósitos Judiciais	Provisão	Depósitos Judiciais
Trabalhistas				
Vínculo empregatício e reintegração	20.187	13.119	19.647	12.190
Periculosidade	1.031	711	1.000	512
Horas extras	731	302	718	300
Equiparação salarial e enquadramento funcional	733	233	710	182
Horas in itinere	865	166	841	193
Outras	2.217	2.879	2.124	2.707
	25.764	17.410	25.040	16.084
Cíveis				
Fornecedores	41.604	-	31.590	-
Atingidos pela UHE Ita	1.927	-	1.868	-
Danos emergentes e lucros cessantes	1.431	496	1.374	477
Doença ocupacional e acidente de trabalho	21.082	-	19.938	-
Outras	2.650	-	2.476	-
	68.694	496	57.246	477
Fiscais				
Contribuição Social	12.111	6.131	11.595	5.942
INSS	19.776	5.641	19.075	5.641
Imposto de renda	-	2.134	-	2.134
PIS/COFINS	-	1.415	-	1.415
	31.887	15.321	30.670	15.132
	126.345	33.227	112.956	31.693

Em 05.07.2005, a Companhia impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF n° 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei ° 10.833/03. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-lei n° 1.598/1977, o que implica ser a indigitada Instrução Normativa ilegal.

04.01 - NOTAS EXPLICATIVAS

Em conseqüência, a Companhia está recolhendo o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, depositando os valores que entende indevidos em conta vinculada ao Juízo onde tramita a ação.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005.

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	30.06.2005			31.03.2005		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	10.352	13.349	23.701	9.539	12.283	21.822
Cíveis	6.012	16.117	22.129	5.288	17.000	22.288
Fiscais	4.605	3.549	8.154	-	3.549	3.549
	20.969	**33.015**	**53.984**	**14.827**	**29.283**	**44.110**

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados.

A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada exclusivamente pela Tractebel Energia.

O Plano de Benefícios administrado pela PREVIG é do tipo *Benefício Definido*, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

04.01 - NOTAS EXPLICATIVAS

O benefício inicial de complementação de aposentadoria consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados, mês a mês, pelos mesmos índices adotados pela Previdência Social, e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1º semestre de 2005 foi de R$ 2.757 (R$ 2.674 no 1º semestre de 2004).

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas 1º semestre de 2005 foi de R$ 1.110 (R$ 1.026 no 1º semestre de 2004).

Além do plano de benefícios retro descrito, a PREVIG passou a administrar outro, do tipo *Contribuição Definida*, encerrando o do tipo *Benefício Definido* para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar –SPC através do Ofício nº 1998 DAJUR/SPC.

Nessa mesma data, a Companhia firmou Convênio de Adesão com a Previg passando a oferecer o plano de *Contribuição Definida* aos seus empregados e dando início ao processo de migração prevista no seu regulamento. A efetiva inscrição de participantes no plano de Contribuição Definida teve início a partir de janeiro em 2005, sendo que o processo de migração está previsto para encerrar-se no dia 31/07/2005. Em de 30 de junho de 2005, 150 participantes estavam inscritos neste plano, correspondendo a um patrimônio de R$ 32,1 milhões.

O custeio desse novo Plano de Benefícios, constituído na modalidade de Contribuição Definida, é coberto por contribuições básicas do participante e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados que, em termos médios, foi estimada em 4,5% do salário real de contribuição. Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial que será paga ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano, calculada com o objetivo de aumentar as provisões matemáticas do participante, buscando neutralizar eventual impacto que teria ao optar pela migração. Caso todos os empregados participantes optem pela migração, referida contribuição especial deverá atingir R$ 36,9 milhões, a ser paga num prazo médio de 12,5 anos.

Anteriormente à constituição da PREVIG, o plano de benefícios era administrado pela Fundação Eletrosul de Previdência e Assistência Social – ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras.

04.01 - NOTAS EXPLICATIVAS

Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convêncio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, através do Ofício nº 1.755/SPC/GAB/COA.

Apesar da rescisão do Convênio de Adesão, o Plano de Benefícios composto pelos participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, continua sob a responsabilidade da Companhia.

Enquanto perdurar esta situação, a Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% do total das respectivas receitas previdenciais da ELOS e o valor de responsabilidade da Companhia no 1º semestre de 2005 foi de R$ 1.244 (R$ 411 no 1º semestre de 2004).

As partes continuam buscando alternativas àquela aprovada pela SPC para regularizar a situação que se apresenta até o momento.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 12,25% a. a.
Taxa de retorno esperado dos ativos - 12,50% a. a.
Crescimento salarial futuro
- Participante ativo - 8% a. a.
- Participante autopatrocinado - 6,00% a. a.
Crescimento dos benefícios da previdência social - 6,00% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia - 6,00% a. a.
Inflação - 6,00% a. a.
Fator de capacidade
- Salários - 100%
- Benefícios - 100%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1983, com ajuste de idade de -1
Tábua de Mortalidade de Inválidos - IAPB 57
Tábua de Entrada em Invalidez - TASA27
Tábua de Rotatividade - T-1 *Experience*
Idade de Aposentadoria - Primeira data em que completam todas as carências
% de participantes ativos casados na data da aposentadoria - 90,00%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB-40 - 140%

Os valores reconhecidos no exercício de 2005, com efeitos no passivo atuarial líquido apurado em 30.06.2005, estão demonstrados a seguir:

Passivo líquido em 31.12.2004	**250.127**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	7.229
Contribuição da patrocinadora	2.610
Contribuição complementar	1.473
Complemento de despesas atuariais projetadas para 2005	19.481
	280.920
Amortização de obrigações contratadas	(20.843)
Passivo líquido em 30.06.2005	**260.077**
Classificação do passivo	
Circulante	49.314
Exigível a longo prazo	210.763
	260.077

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 39.616, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 116.516, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária.

b) Grupamento e conversão de ações

Consoante deliberação ocorrida na Assembléia Geral Extraordinária realizada em 07.04.2005, as ações representativas do capital social da Companhia foram agrupadas, em 23.05.2005, na proporção de 1.000 (mil) ações para 1 (uma) ação da mesma espécie e classe existentes.

Concomitantemente com essa operação no Brasil, a relação de ações por ADR – American Depositary Deceipt no mercado americano também foi alterada, passando a ser de 5 (cinco) ações para 1 (um) ADR.

O Conselho de Administração da Companhia, em reunião realizada em 07.06.2005, aprovou proposta de conversão da totalidade das ações preferenciais classes "A" e "B" em ações ordinárias, na proporção de uma ação ordinária para cada ação preferencial.

A referida proposta tinha por objetivos essenciais: (i) equalizar os direitos conferidos pelas ações de emissão da Companhia; (ii) adaptar a sua estrutura acionária aos procedimentos mais recomendados de governança corporativa; (iii) conferir maiores condições de liquidez a todas as ações de emissão da Companhia; e (iv) possibilitar que a Companhia, no futuro, possa vir a ter condições de ingressar no denominado "Novo Mercado" da Bolsa de Valores de São Paulo - BOVESPA.

As Assembléias Gerais Extraordinária, Especial dos Titulares de ações preferenciais classe “A” e classe “B”, foram realizadas no dia 27.06.2005, tendo sido aprovada apenas a conversão da totalidade das ações preferências classe “B” e a posterior consolidação do Estatuto Social, pois, com relação à classe “A” não houve quorum para a realização da referida assembléia. Desta forma, nova assembléia foi convocada para o dia 08.08.2005 para deliberar sobre o assunto.

c) Capital social subscrito e integralizado

O capital social da Companhia, em 30.06.2005 e 31.03.2005, é de R$ 2.445.766 e está representado, após o grupamento e conversão referidos no item b acima, por 652.742.192 ações, sendo 652.667.123 ações ordinárias e 75.069 ações preferenciais classe A, todas sem valor nominal. O valor patrimonial da ação, em 30.06.2005 é de R$ 4,70 (R$ 4,53 em 31.03.2005).

As ações preferenciais classe A não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, calculados sobre o capital social a elas correspondentes, cujo valor não poderá ser inferior a 3% do seu respectivo patrimônio liquido.

Somente para fins de Identificação

O quadro societário da Companhia, em 30.06.2005, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL 1,90%
OUTROS 4,18%
BNDESPAR 5,62%
SUEZ ENERGY SOUTH AMERICA PARTIC.LTDA 78,30%
BANCO CLÁSSICO 10,00%

	30.06.2005	31.03.2005
d) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	102.252	102.252
Reserva de retenção de lucros	147.243	147.243
	249.495	249.495

NOTA 18 – JUROS SOBRE O CAPITAL PRÓPRIO

Em 12.05.2005, o Conselho de Administração da Companhia aprovou crédito de juros sobre o capital próprio relativo ao período de janeiro a maio de 2005, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 110.000, correspondentes a R$ 0,199740 por lote de mil ações Preferenciais Classe A, R$ 0,168516 por lote de mil ações Preferenciais Classe B e Ordinárias.

Conforme Aviso aos Acionistas publicado em 13.05.2005, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 19.05.2005.

O valor acima mencionado, líquido do imposto de renda retido na fonte, será imputado aos dividendos referentes ao exercício de 2005.

O pagamento dos juros sobre o capital próprio ocorreu no dia 08.07.2005 corrigidos pela taxa SELIC.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do exercício, em

virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão-somente nas linhas do imposto de renda e da contribuição social.

NOTA 19 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamento de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 30.06.2005, 466 microcomputadores contratados (341 em 30.06.2004), representando cerca de 82% do total.

O saldo das contraprestações a pagar, em 30.06.2005, é de R$ 907, dos quais R$ 489 vencem nos próximos 12 meses e R$ 418, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no 1° semestre de 2005 foi de R$ 267 (R$ 170 no 1° semestre de 2004).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 40 veículos, em 30.06.2005. Os contratos tem prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, em 30.06.2005, é de R$ 981, dos quais R$ 547 vencem nos próximos 12 meses e R$ 434, nos meses subseqüentes. O montante das contraprestações efetivamente pagas no 1° semestre de 2005 foi de R$ 360 (R$ 181 no 1° semestre de 2004).

NOTA 20 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 10.044 mil, equivalente a R$ 23.607 mil em 30.06.2005, amortizado semestralmente a partir de 15.04.2003. No 2° trimestre de 2005, esta operação gerou despesa de R$ 115 (R$ 395 no 2° trimestre de 2004), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

Conforme mencionado na Nota 3, a partir de outubro de 2004 a Companhia mantém aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	30.06.2005		**31.03.2005**	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	567.368	554.334	714.171	680.177
Empréstimos e encargos em moeda nacional	328.914	321.887	347.860	340.173
	896.282	876.221	1.062.031	1.020.350

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 21 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

04.01 - NOTAS EXPLICATIVAS

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Tractebel Energia Comercializadora Ltda.

Contrato firmado em 01.11.2004, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Tractebel Comercializadora não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora							
	30.06.2005							31.03.2005
	Suez Energy South America Partic. Ltda	CEM	ITASA	Lages	Tractebel Energia Comerc. Ltda	CESS	Total	Total
Ativo								
Contas a receber	653	217	2.441	791	2	-	**4.104**	**16.787**
Passivo								
Fornecedores	-	29.443	10.038	-	-	-	**39.481**	**43.061**
Dividendos e juros sobre o capital próprio	74.577	-	-	-	-	-	**74.577**	**432.054**
Resultado								**30.06.2004**
Receita operacional								
Suprimento de Energia	-	-	-	2.455	19.068	-	**21.523**	**1.139**
Receitas de serviços:								
Administração	-	323	-	51	16	180	**570**	**327**
Operação e manutenção	-	815	4.728	674	-	-	**6.217**	**5.393**
Custo de Energia Elétrica e Serviços								
Compra energia	-	120.395	66.944	-	-	-	**187.339**	**214.726**
Financeiro								
Receita	-	-	14	-	-	-	**14**	**2.916**

NOTA 22 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas

propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2005 totaliza R$ 591.545 (R$ 620.010 em 31.03.2005).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Como interveniente, a Companhia assumiu as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2005 totaliza R$ 208.673 (R$ 552.724 em 31.03.2005).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Além dos contratos celebrados com o BNDES, acima descritos, a CEM era parte no Contrato de Empréstimo nº 1260/OC/BR, firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, no qual a Companhia era interveniente. O referido contrato foi liquidado antecipadamente pela CEM, em 16.05.2005.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.06.2005 totaliza R$ 47.095 (R$ 48.313 em 31.03.2005).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração.

NOTA 23 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas citados na Nota 21, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1º de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS e Empresa Energética do Mato Grosso do Sul S.A. – Enersul, através dos quais assumiu 75% dos custos de transmissão, ficando os 25% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 25.417 no 2º trimestre de 2005 (R$ 22.880 no 2º trimestre de 2004).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.07.2005 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 373.893 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 1.278.335 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 129.412 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 310.195 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 580.418 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 368.570 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

Contratante	Período da Contratação	Energia Contratada (MWh)
RGE	01.07.2005 a 31.12.2014	43.488.048
CELESC	01.07.2005 a 31.12.2007	328.860
	01.07.2005 a 31.12.2008	21.328.901
Companhia Paulista de Força e Luz	01.07.2005 a 31.12.2010	9.370.030
Companhia Piratininga de Força e Luz	01.07.2005 a 31.12.2010	5.482.459
Light	01.07.2005 a 31.12.2005	52.560
	01.07.2005 a 31.12.2007	833.112
Comercializadoras	01.07.2005 a 31.12.2007	8.328.234
	01.07.2005 a 31.12.2010	15.407.799
	01.07.2005 a 31.12.2014	10.883.090
Consumidores Industriais	01.07.2005 a 31.12.2007	5.422.420
	01.07.2005 a 31.12.2010	4.252.253
	01.07.2005 a 31.12.2012	9.320.367

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

No mês de março de 2005, a Agência Nacional de Energia Elétrica - ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi.

Com base nos referidos atos normativos, a CIEN tem condições de assegurar a disponibilidade de somente 72 MW, volume bem inferior aos 300 MW previstos no contrato.

Este fato deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro, o que a levou firmar, com a necessária urgência, contrato de curto prazo para compra de energia elétrica com outro agente.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

g) Revitalização dos geradores da Usina Hidrelétrica Salto Osório

Em 19 de dezembro de 2003, a Companhia celebrou contrato com a GE Hyidro Inepar do Brasil S.A., com vigência de quatro anos, para a reforma geral das seis unidades geradoras da UHE Salto Osório.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e
Diretor de Implantação de Projetos

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O lucro líquido apurado no 2º trimestre de 2005 foi de R$ 220.454, superior em 27,99% ao apurado no mesmo período do ano de 2004, que foi de R$ 172.249.

Os principais componentes do resultado, com as respectivas evoluções, estão, a seguir, comentados.

Receita. A composição da receita, comparativamente com o 2º trimestre de 2004, é a seguinte:

Rubricas	2º Trim/05	2º Trim/04	Variação(%)
Receita bruta	696.770	676.298	3,03
Deduções da receita bruta	(73.695)	(40.527)	81,84
Receita líquida	623.075	635.771	-2,00

Receita bruta. A receita bruta apresentou variação positiva de 3,03%. Entretanto, deve-se considerar que nos valores acima estão computadas as receitas de exportação de energia elétrica para a Argentina e Uruguai nos valores de R$ 5.686, no 2º trimestre de 2005, e de R$ 60.156 no mesmo período do ano anterior. Excluindo-se estas receitas não recorrentes a variação representaria um crescimento de 12,16%, passando de R$ 616.142, no 2º trimestre de 2004, para R$ 691.084 neste trimestre. Este aumento decorre, basicamente, dos seguintes fatos:

- Os preços da energia elétrica vendida nos contratos iniciais e nos contratos bilaterais, em vigor, foram reajustados pelo IGP-M, de acordo com a data-base de cada contrato;
- A energia elétrica liberada dos contratos iniciais, que vem sendo descontratada na razão de 25% ao ano, foi vendida a distribuidoras, comercializadoras e consumidores industriais a preços superiores àqueles anteriormente contratados.

Deduções da receita bruta. Referem-se, substancialmente a tributos incidentes sobre as vendas, os quais aumentaram 78,55% em relação ao 2º trimestre de 2004, elevando-se de R$ 40.180 para R$ 71.743, com impacto negativo na receita líquida. Este importante aumento deve-se, basicamente, ao fato de que no 2º trimestre de 2004 parcela substancial das vendas foi tributada pelo PIS/COFINS pela alíquota de 3,65%, já que os respectivos contratos permaneciam na tributação cumulativa, por terem sido firmados anteriormente a 31.10.2003 e possuírem preços predeterminados. Com a edição da Instrução Normativa nº 468/2004, da Secretaria da Receita Federal, todos os contratos de venda de energia elétrica da Companhia passaram para o regime de tributação não-cumulativa, com elevação da alíquota para 9,25%, a partir de novembro de 2004. Somente no mês de junho de 2005, a Companhia voltou a apurar os referidos tributos pela alíquota de 3,65%, de acordo com o art. 10, inciso XI, alínea b da Lei nº 10.833/2003, em virtude de Mandado de Segurança impetrado contra a referida IN (ver Nota 14 do quadro 04.01).

Receita líquida. A combinação dos dois aspectos acima resulta em redução da receita líquida de 2,00%.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Custo de bens e/ou serviços vendidos. O custo das vendas e dos serviços reduziu 15,91%, de R$ 364.741 no 2º trimestre de 2004 para R$ 306.701 neste trimestre. Esta variação decorre do comportamento dos principais componentes a seguir:

Custos	2º Trim/05	2º Trim/04	Variação(%)
Pessoal, material e serviços de terceiros	40.769	34.554	17,99
Combustíveis fósseis com reembolso	85.580	80.242	6,65
Combustíveis fósseis sem reembolso	24.121	70.422	-65,75
Energia elétrica compra para revenda	107.685	129.183	-16,64
Constituição de provisões operacionais	4.323	7.733	-44,10
Reversão de provisões operacionais	-6.980	-14.925	-53,23
Soma	*255.498*	*307.209*	*-16,83*

Informações adicionais sobre as principais variações verificadas na tabela acima:

- Pessoal, material e serviços de terceiros. Nesta rubrica, além dos reajustes contratuais, houve acréscimo substancial nos custos com serviços de terceiros, motivado por manutenções extraordinárias, principalmente na usina Jorge Lacerda B;
- Combustíveis fósseis sem reembolso da CCC/CDE. Referem-se, basicamente, ao custo do carvão mineral utilizado para geração de energia elétrica destinada a exportação, que no presente trimestre foi bem inferior ao do mesmo período do ano anterior.
- Constituição de Provisões Operacionais. A redução verificada nesta rubrica prende-se ao fato de que o valor referente ao 2º trimestre de 2004 contempla provisão para depreciação acelerada referente às unidades 4 e 5 da UTWA, no valor de R$ 3.477. A depreciação acelerada foi reconhecida somente até 31.12.2004 (ver Nota 9 do quadro 04.01).
- Reversão de provisões operacionais. O valor registrado no 2º trimestre de 2004 refere-se, substancialmente, à reversão de provisão para fazer face à exposição da ITASA no MAE (R$ 14.573), em virtude do faturamento definitivo dos reajustes extraordinários, efetuado pela referida controlada. As reversões ocorridas no presente trimestre referem-se às seguintes provisões anteriormente constituídas: (i) reversão da depreciação acelerada das unidades 4 e 5 da UTE William Arjona, no valor de R$ 836, em decorrência da depreciação regular registrada no trimestre; e (ii) reversão de provisão para manutenção programada, no valor de R$ 6.144, que ocorre concomitantemente com os gastos definitivos registrados nas devidas naturezas de despesas.

Resultado bruto. O resultado bruto do presente trimestre foi de R$ 316.374, 16,73% superior ao apurado no 2º trimestre de 2004, que foi de R$ 271.030. Esta performance decorre do fato de que enquanto a receita líquida apresentou redução de 2,00% os custo de bens e/ou serviços vendidos tiveram redução de 15,91%. Como conseqüência, a margem bruta cresceu 8,15 p.p., passando de 42,63% no 2º trimestre de 2004 para 50,78% no mesmo período deste ano.

Despesas com vendas, gerais e Administrativas. Estas despesas totalizam R$ 103.704 no 2º trimestre de 2004 e R$ 70.693 no mesmo período de 2005, apresentando uma redução de 31,83%. Esta redução decorre, principalmente, de provisões operacionais constituídas no 2º trimestre de 2004, que deixaram de existir ou tiveram redução de valor no presente trimestre.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Resultado Financeiro Líquido. O resultado financeiro líquido está sintetizado nas seguintes receitas e (despesas):

Rubrica	2º Trim/05	2º Trim/04	Variação(%)
Receitas			
Rendas de aplicações financeiras	(9.785)	5.815	-
V.M. e juros de contas a receber	3.406	5.622	-39,42
Soma	*(6.379)*	*11.437*	-
Despesas			
Encargos de dívidas	(21.223)	(24.751)	-14,25
Encargos de debêntures	(4.002)	-	-
Variação monetária de dívidas	96.419	(53.635)	-
Perdas em aplicações financeiras	(48.636)	-	-
Outras	(23.926)	(13.411)	78,41
Soma	*(1.368)*	*(91.797)*	*-98,51*
Resultado financeiro líquido	*(7.747)*	*(80.360)*	*-90,36*

Informações adicionais sobre os itens constantes da tabela acima:

- O valor negativo referente às rendas de aplicações financeiras, apresentado no 2º trimestre de 2005, decorre de perdas em operações de swap de taxas de juros e de câmbio efetuadas através de Fundo de Investimento Exclusivo. O registro do valor negativo nesta rubrica se limitou ao valor positivo existente no 1º trimestre de 2005. A perda excedente ao valor de R$ 9.785 foi reconhecida na rubrica *Perdas em aplicações financeiras.*
- As variações monetárias provocaram um forte impacto positivo na formação do resultado do 2º trimestre de 2005, em função da valorização do Real frente à cesta de moedas que compõem a dívida, passando de despesas de R$ 53.635 no 2º trimestre de 2004 para um ganho cambial no valor de R$ 96.419 no presente trimestre. O comportamento da cesta de moedas, que resultou na performance acima indicada, pode ser verificado no quadro abaixo:

	2º Trimestre 2005		**2º Trimestre 2004**	
Moeda	**Perfil da dívida (%)**	**Variação moeda (%)**	**Perfil da dívida (%)**	**Variação moeda (%)**
Dólar (USD)	61,58	(11,84)	61,52	6,84
Libra Esterlina (GBP)	8,34	(16,60)	10,02	5,42
Euro (EUR)	30,08	(17,40)	28,46	5,93
	100,00		100,00	
Média ponderada	-	**(13,91)**	-	**6,44**

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Os fatos retro comentados fizeram com que o lucro antes dos tributos, apurado no 2° trimestre de 2004, praticamente triplicasse no mesmo período deste ano, passando de R$ 87.827 para R$ 263.552.

Contudo, o lucro líquido não subiu na mesma proporção porque no 2° trimestre de 2004 estão contemplados os reflexos tributários da transferência de 33,33% do Projeto Jacuí para a Eleja, fato que não se verificou no mesmo período desse ano.

Principais indicadores

A tabela abaixo fornece outros indicadores, além dos acima comentados, por si só explicativos.

a) Indicadores de resultado

	2005		2004		Variação	
Indicadores	**2° Trim.**	**Acumulado**	**2° Trim.**	**Acumulado**	**2° Trim.**	**Acumulado**
Receitas operacionais líquidas	623.075	1.243.824	635.711	1.161.476	-2,00	7,09
Lucro bruto	316.374	604.260	271.030	505.755	16,73	19,48
Margem bruta	50,78%	48,58%	42,63%	43,54%	8,15 p.p.	-5,04 p.p
Lajida (Ebitda) (1)	313.468	617.570	212.665	455.521	47,40	35,57
Resultado do serviço	245.681	474.154	167.326	355.026	46,83	33,55
Resultado financeiro	(7.747)	(26.697)	(80.360)	(97.175)	-90,36	-72,53
Resultado operacional	263.604	506.616	90.380	274.489	191,66	84,57
Lucro líquido do período	220.454	392.681	172.249	298.566	27,99	31,52
Margem líquida	35,38%	31,57%	27,10%	25,71%	8,28 p.p.	5,86 p.p

(1)Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

b) Indicadores financeiros

Indicadores	30.06.2005	31.03.2005	%
Ativos totais	4.969.690	5.249.014	-5,32
Dívidas em moeda estrangeira	567.368	714.171	-20,56
Dívidas em moeda nacional	328.914	347.860	-5,45
Patrimônio líquido	3.069.637	2.959.183	3,73

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Faturamento de energia elétrica

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA										
	2º TRIM/05		ACUMULADO 2005		2º TRIM/04		ACUMULADO 2004		% VARIAÇÃO ACUMULADA	
	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA	DEMANDA
Contratos Iniciais	1.524.060	2.763	3.154.241	5.452	3.045.688	5.525	6.190.953	10.902	-49,05	-49,99
Contratos Bilaterais	5.483.375	-	10.759.000	-	3.848.449	190	7.419.099	379	45,02	-
Exportação	32.447	-	166.925	-	492.097	-	492.097	-	-66,08	-
Total	7.039.882	2.763	14.080.166	5.452	7.386.234	5.715	14.102.149	11.281	-0,16	-51,67

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/05	ACUMULADO JUNHO 2005	2º TRIM/04	ACUMULADO JUNHO 2004	TRIMESTRE	ACUMULADO
UHE Passo Fundo	143.043	388.516	198.337	402.451	-27,88	-3,46
UHE Salto Osório	440.967	1.662.992	814.104	2.005.926	-45,83	-17,10
UHE Salto Santiago	519.696	2.313.716	1.111.518	2.924.689	-53,24	-20,89
UHE Itá	1.700.969	2.427.429	1.016.426	2.207.942	67,35	9,94
UHE Machadinho	1.406.248	1.938.427	740.335	1.568.454	89,95	23,59
Total	4.210.923	8.731.080	3.880.720	9.109.462	8,51	-4,15

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	2º TRIM/05	ACUMULADO JUNHO 2005	2º TRIM/04	ACUMULADO JUNHO 2004	TRIMESTRE	ACUMULADO
UTE Alegrete	290	585	275	568	5,45	2,99
UTE Charqueadas	57.154	114.161	78.900	106.983	-27,56	6,71
UTE Arjona	171.704	358.175	123.338	300.160	39,21	19,33
Complexo Jorge Lacerda	1.072.154	2.276.492	1.241.308	2.145.222	-13,63	6,12
Total	1.301.302	2.749.413	1.443.821	2.552.933	-9,87	7,70

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
1	Ativo Total	5.767.610	6.348.106
1.01	Ativo Circulante	845.992	1.365.567
1.01.01	Disponibilidades	9.166	13.242
1.01.01.01	Numerário Disponível	9.166	13.242
1.01.02	Créditos	707.689	1.227.751
1.01.02.01	Títulos e Valores Mobiliários	341.504	853.708
1.01.02.02	(-) Prov.p/Perdas em Aplic.Financeiras	(17.427)	(17.427)
1.01.02.03	Consumidores, Concess. e Permissionárias	445.362	467.178
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(131.625)	(131.625)
1.01.02.05	Cauções e Depósitos Vinculados - CCEE	11.081	10.788
1.01.02.06	Devedores Diversos - Conc.Energia Elétr.	8.169	8.367
1.01.02.07	Adiantamentos a Fornecedores	11.576	5.143
1.01.02.08	Créditos da Cta Cons.Combustível-CCC/CDE	39.049	31.619
1.01.03	Estoques	16.260	13.613
1.01.04	Outros	112.877	110.961
1.01.04.01	Alienações, Desativ., Serv.e Disp.Reemb.	6.084	6.148
1.01.04.02	Tributos e Contrib. Sociais a Recuperar	57.912	48.090
1.01.04.03	(-) Provisão p/Perdas Recup.Créd. ICMS	(36.341)	(33.457)
1.01.04.04	Despesas Pagas Antecipadamente	5.418	6.763
1.01.04.05	Ativo Fiscal Diferido	72.303	75.880
1.01.04.06	Outros	7.501	7.537
1.02	Ativo Realizável a Longo Prazo	372.101	391.021
1.02.01	Créditos Diversos	89.277	94.012
1.02.01.01	Concessionárias e Permissionárias	9.697	12.962
1.02.01.02	Devedores Diversos - Conc.Energia Eletr.	13.570	15.210
1.02.01.03	Títulos e Valores Mobiliários	36.325	36.101
1.02.01.04	Alienação de Bens e Direitos	29.685	29.739
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	282.824	297.009
1.02.03.01	Tributos e Contrib. Sociais a Recuperar	9.845	8.801
1.02.03.02	Cauções e Depósitos Vinculados	28.407	47.858
1.02.03.03	Depósitos Judiciais	33.227	31.695
1.02.03.04	Ativo Fiscal Diferido	208.466	205.982
1.02.03.05	Despesas Pagas Antecipadamente	2.396	2.190
1.02.03.06	Outros	483	483
1.03	Ativo Permanente	4.549.517	4.591.518
1.03.01	Investimentos	46.992	48.678
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	44.876	46.562
1.03.01.02.01	Ágio	44.876	46.562
1.03.01.03	Outros Investimentos	2.116	2.116
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742

Somente para fins de
Identificação

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2005	4 -31/03/2005
1.03.01.03.02	Outros	374	374
1.03.02	Imobilizado	4.453.931	4.491.942
1.03.03	Diferido	48.594	50.898

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
2	Passivo Total	5.767.610	6.348.106
2.01	Passivo Circulante	762.315	1.236.618
2.01.01	Empréstimos e Financiamentos	236.846	292.194
2.01.01.01	Principal	224.878	270.709
2.01.01.02	Encargos	11.968	21.485
2.01.02	Debêntures	25.672	28.871
2.01.02.01	Principal	17.166	19.846
2.01.02.02	Encargos	8.506	9.025
2.01.03	Fornecedores	130.670	130.437
2.01.04	Impostos, Taxas e Contribuições	62.969	66.973
2.01.04.01	Tributos e Contrib. Sociais Correntes	61.974	65.986
2.01.04.02	Tributos e Contrib. Sociais Parcelados	995	987
2.01.05	Dividendos a Pagar	98.438	553.045
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	98.438	553.045
2.01.06	Provisões	31.732	38.734
2.01.06.01	Obrigações Estimadas	31.001	38.003
2.01.06.02	Contingências	731	731
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	175.988	126.364
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	9.111	11.060
2.01.08.02	Benefícios Pós-Emprego	49.314	50.375
2.01.08.03	Passivo Fiscal Diferido	39.616	39.616
2.01.08.04	Concessões a Pagar	1.528	1.619
2.01.08.05	Operações com Derivativos	61.321	11.337
2.01.08.06	Outras	15.098	12.357
2.02	Passivo Exigível a Longo Prazo	1.935.658	2.152.305
2.02.01	Empréstimos e Financiamentos	1.034.992	1.489.870
2.02.01.01	Principal	1.034.992	1.489.870
2.02.02	Debêntures	345.975	154.389
2.02.03	Provisões	142.900	130.189
2.02.03.01	Obrigações Estimadas	14.314	17.007
2.02.03.02	Contingências	128.586	113.182
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	411.791	377.857
2.02.05.01	Tributos e Contrib. Sociais Parcelados	6.631	6.825
2.02.05.02	Concessões a Pagar	172.271	166.096
2.02.05.03	Benefícios Pós-Emprego	210.763	204.936
2.02.05.04	Operações com Derivativos	22.126	0
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.069.637	2.959.183
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2005	4 -31/03/2005
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	249.495	249.495
2.05.04.01	Legal	102.252	102.252
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	147.243	147.243
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	282.681	172.227

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.01	Receita Bruta de Vendas e/ou Serviços	716.433	1.500.745	698.875	1.276.059
3.01.01	Suprimento de Energia Elétrica	524.050	1.085.198	518.831	962.310
3.01.02	Fornecimento de Energia Elétrica	101.934	224.529	94.129	179.319
3.01.03	Subvenção Combustível - CCC/CDE	85.669	182.793	82.220	127.540
3.01.04	Serviço Prestado	1.346	2.603	1.180	2.276
3.01.05	Venda de Cinzas	2.383	3.853	2.324	4.311
3.01.06	Outras	1.051	1.769	191	303
3.02	Deduções da Receita Bruta	(78.642)	(162.393)	(44.417)	(84.923)
3.02.01	Impostos e Contribuições	(76.690)	(159.458)	(44.070)	(83.061)
3.02.02	Repasse - CCC/CDE - Vendas de Cinzas	(1.952)	(2.935)	(347)	(1.862)
3.03	Receita Líquida de Vendas e/ou Serviços	637.791	1.338.352	654.458	1.191.136
3.04	Custo de Bens e/ou Serviços Vendidos	(237.488)	(551.851)	(308.958)	(541.964)
3.04.01	Pessoal	(25.176)	(40.860)	(25.086)	(40.113)
3.04.02	Material	(5.802)	(9.784)	(2.917)	(5.080)
3.04.03	Serviço de Terceiro	(12.766)	(21.671)	(8.783)	(14.685)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(85.580)	(182.580)	(80.242)	(124.710)
3.04.05	Combustível p/Prod.Ener.Elétrica	(24.945)	(55.265)	(70.859)	(71.913)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(11.285)	(25.571)	(10.790)	(24.278)
3.04.07	Depreciação / Amortização	(49.699)	(100.316)	(50.047)	(99.933)
3.04.08	Energia Elétrica Comprada p/Revenda	(20.858)	(100.686)	(57.788)	(163.127)
3.04.09	Uso de Bem Público - UBP	(1.302)	(2.584)	(1.177)	(2.343)
3.04.10	Constituição de Provisões Operacionais	(4.396)	(9.026)	(7.785)	(15.571)
3.04.11	Reversão de Provisões Operacionais	6.967	10.274	14.931	28.921
3.04.12	Seguros	(2.402)	(4.794)	(2.384)	(5.245)
3.04.13	Outras	(244)	(8.988)	(6.031)	(3.887)

Somente para fins de Identificação TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.05	Resultado Bruto	400.303	786.501	345.500	649.172
3.06	Despesas/Receitas Operacionais	(124.783)	(251.967)	(254.054)	(365.886)
3.06.01	Com Vendas	(40.301)	(87.320)	(34.363)	(62.488)
3.06.01.01	Pessoal	(1.875)	(2.928)	(1.545)	(2.443)
3.06.01.02	Serviço de Terceiro	(653)	(1.065)	(312)	(575)
3.06.01.03	Encargos de Uso da Rede Elétrica	(36.754)	(81.522)	(31.330)	(57.117)
3.06.01.04	Depreciação / Amortização	(9)	(17)	(8)	(15)
3.06.01.05	Outras	(1.010)	(1.788)	(1.168)	(2.338)
3.06.02	Gerais e Administrativas	(59.901)	(93.938)	(79.874)	(109.454)
3.06.02.01	Pessoal	(12.350)	(19.765)	(11.026)	(17.690)
3.06.02.02	Serviço de Terceiro	(7.528)	(11.897)	(6.497)	(10.523)
3.06.02.03	Depreciação / Amortização	(3.040)	(5.181)	(2.222)	(4.444)
3.06.02.04	Constituição de Provisões Operacionais	(22.412)	(35.793)	(66.681)	(76.632)
3.06.02.05	Reversão de Provisões Operacionais	14.324	20.291	20.885	28.109
3.06.02.06	Taxa de Fiscalização	(2.526)	(4.713)	(1.774)	(3.570)
3.06.02.07	Previdência Privada - SB-40	(4.268)	(8.839)	(5.513)	(11.490)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.686)	(3.373)	(1.686)	(3.373)
3.06.02.09	Encargos de Recisão Contratual	(14.530)	(14.530)	0	0
3.06.02.10	Outras	(5.885)	(10.138)	(5.360)	(9.841)
3.06.03	Financeiras	(24.581)	(70.709)	(139.817)	(193.944)
3.06.03.01	Receitas Financeiras	26.867	48.324	17.038	46.096
3.06.03.01.01	Rendas de Aplicações Financeiras	24.937	41.816	10.174	26.616
3.06.03.01.02	Variação Monetária	(950)	1.950	3.859	7.912
3.06.03.01.03	Outras	2.880	4.558	3.005	11.568
3.06.03.02	Despesas Financeiras	(51.448)	(119.033)	(156.855)	(240.040)

Somente para fins de
Identificação
TREVISAN Auditores
Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.06.03.02.01	Encargos de Dívidas	(35.050)	(74.728)	(43.246)	(90.260)
3.06.03.02.02	Encargos de Debêntures	(8.938)	(14.037)	(5.343)	(10.912)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(2.292)	(4.570)	(1.057)	(2.573)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(1.578)	(3.184)	(1.748)	(3.521)
3.06.03.02.05	Encargos s/Concessão ANEEL	(3.857)	(7.632)	(3.162)	(6.249)
3.06.03.02.06	Encargos s/Adiantamentos de Clientes	0	0	418	(1.036)
3.06.03.02.07	Provisão p/Desv.de Títulos e Vlrs Mobil.	0	0	295	(764)
3.06.03.02.08	Encargos s/Tributos e Contrib. Sociais	(99)	(7.244)	(79)	(159)
3.06.03.02.09	Variação Monetária s/Empr.Financiamentos	119.931	124.975	(82.725)	(89.421)
3.06.03.02.10	Variação Monetária - Debêntures	695	(485)	(2.958)	(5.047)
3.06.03.02.11	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.799)	(3.137)	(533)	(1.744)
3.06.03.02.12	Var.Monet.s/Obrig.Contr.Fundação ELOS	(2.235)	(4.045)	(1.398)	(3.198)
3.06.03.02.13	Var. Monet. s/Concessão ANEEL	(2.592)	(5.008)	(5.238)	(8.289)
3.06.03.02.14	Variação Monetária - Outras	(4.427)	(4.211)	(2.651)	(3.309)
3.06.03.02.15	Perdas com Swap de Taxa de Juros	(15.080)	(18.026)	0	0
3.06.03.02.16	Perdas com Swap de Taxa de Câmbio	(84.118)	(84.118)	0	0
3.06.03.02.17	Outras	(10.009)	(13.583)	(7.430)	(13.558)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	275.520	534.534	91.446	283.286
3.08	Resultado Não Operacional	(52)	(110)	(2.553)	(2.555)
3.08.01	Receitas	41	69	29.000	29.000
3.08.02	Despesas	(93)	(179)	(31.553)	(31.555)
3.09	Resultado Antes Tributação/Participações	275.468	534.424	88.893	280.731

Somente para fins de Identificação
TREVISAN Auditores Independentes

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
3.10	Provisão para IR e Contribuição Social	(53.921)	(137.698)	52.611	(6.071)
3.10.01	Contribuição Social	(11.745)	(29.670)	10.611	(1.639)
3.10.02	Imposto de Renda	(42.176)	(108.028)	42.000	(4.432)
3.11	IR Diferido	(1.093)	(4.045)	30.745	23.906
3.11.01	Contribuição Social	(3.023)	(8.204)	(18.442)	(23.658)
3.11.02	Imposto de Renda	1.930	4.159	49.187	47.564
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	220.454	392.681	172.249	298.566
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742	652.742	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,33774	0,60159	0,00026	0,00046
	PREJUÍZO POR AÇÃO				

Somente para fins de
Identificação
TREVISAN Auditores
Independentes

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas ITASA, CEM, Lages Bioenergética e Tractebel Energia Comercializadora, porquanto a controlada Delta Energética S.A. não desenvolveu atividades operacionais nos trimestres em análise.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir:

a) ITASA

Controlada	2º Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	26.501	40.395	-34,40
Custo de bens vendidos	(7.605)	(16.292)	-53,32
Resultado bruto	18.896	24.103	-21,60
Margem bruta	71,30%	59,67%	11,63 p.p.
Despesas c/vendas, gerais e administrativas	(4.568)	(4.927)	-7,29
Resultado financeiro líquido	(8.224)	(12.473)	-34,07
Lucro operacional	6.104	6.703	-8,94
Imposto de renda e contribuição social	(2.082)	(2.288)	-9,00
Lucro líquido do trimestre	4.022	4.415	-8,90
Margem líquida	15,18%	10,93%	4,25 p.p.

Considerando que a ITASA é controlada em conjunto com a CSN, a consolidação observa a proporção de 48,75%, que corresponde à participação da Companhia em seu patrimônio líquido. Assim sendo, os valores constantes da tabela acima se referem a 48,75% dos apurados por aquela controlada. As demais controladas são consolidadas integralmente.

A redução de 34,40% nas vendas líquidas refere-se, substancialmente, a dois fatores: (i) término do reajuste extraordinário temporário aplicado aos contratos de venda de energia elétrica para seus acionistas; (ii) redução de 30,24% no preço de venda de energia elétrica contratada com seus acionistas.

A rubrica custo das vendas, referente ao 2º trimestre de 2004, contempla a amortização dos custos de exposição no MAE no período de racionamento, no valor de R$ 10.765. Estes custos foram reconhecidos como *Despesas Pagas Antecipadamente* e amortizados concomitantemente com o faturamento do reajuste extraordinário temporário acima citado, cuja vigência findou em janeiro de 2005.

O contexto acima ocasionou uma redução de 21,60% no resultado bruto. Por outro lado, a margem bruta cresceu 11,63 p.p., em face da redução da despesa ter superado a da receita, melhorando, desta forma, a relação custo x receita.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As despesas financeiras líquidas apresentaram expressiva redução, de 34,07%, em relação ao 2° trimestre de 2004, devido aos seguintes principais fatos: a) amortizações de debêntures ocorridas nos meses de junho de 2004 e dezembro de 2004, reduzindo o passivo exposto à variação monetária gerada no resultado deste 2° trimestre de 2005. Além disto, a menor variação do IGP-M no presente trimestre, em relação ao 2° trimestre de 2004, de 0,20% e 3,96%, respectivamente, contribuiu para a redução da variação monetária; b) No 2° trimestre de 2004 foram reconhecidos encargos financeiros de R$ 1.004 sobre adiantamentos concedidos pelos acionistas. Estes encargos inexistiram no 2° trimestre de 2005, em virtude da completa liquidação dos adiantamentos em janeiro de 2005.

b) CEM

Controlada	2° Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	61.814	57.137	8,19
Custo de bens vendidos	(10.242)	(9.521)	7,57
Resultado bruto	51.572	47.616	8,31
Margem bruta	83,43%	83,34%	0,09 p.p.
Despesas com vendas	(5.044)	(4.457)	13,17
Despesas gerais e administrativas	(16.689)	(1.928)	765,61
Resultado financeiro financeiras líquido	(6.675)	(45.857)	-85,44
Resultado operacional	23.164	(4.626)	-
Imposto de renda e contribuição social	(7.831)	1.497	-
Lucro líquido do trimestre	15.333	(3.129)	-
Margem líquida	24,81%	(5,48)%	-

Como se verifica no quadro acima, no presente trimestre a Companhia apresentou lucro líquido de R$ 15.333, enquanto que no mesmo período de 2004 apurou prejuízo de R$ 3.129.

O fator preponderante para esta mudança favorável de performance foi a recuperação do Real frente ao Dólar Norte Americano, que, neste trimestre, apresentou variação de 11,84%, gerando ganho cambial de R$ 25.418. No 2° trimestre de 2004, ao contrário, o Real sofreu desvalorização de 6,84%, gerando perda cambial de R$ 27.218.

Os demais componentes considerados importantes na formação do resultado, com as respectivas evoluções estão, a seguir, comentados.

Receita líquida das vendas e dos serviços. Aumentaram 8,19%, passando de R$ 57.137 no 2° trimestre de 2004 para R$ 61.814 neste trimestre. Se descontado o reajuste de preço, pelo IGP-M, ocorrido no contrato de venda, a receita líquida apresentou redução na comparação dos trimestres. Esta situação ocorreu em função de que a receita da CEM era tributada pelo PIS/COFINS à alíquota

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

de 3,65%, já que o único contrato de venda de energia elétrica permanecia na tributação cumulativa, por ter sido firmado anteriormente a 31.10.2003 e possuir preço predeterminado. Com a edição da Instrução Normativa nº 468/2004 da Secretaria da Receita Federal, a receita passou a ser tributada pelo regime não-cumulativo, com elevação da alíquota para 9,25%, a partir de novembro de 2004. Somente no mês de junho de 2005, a CEM voltou a apurar os referidos tributos pela alíquota de 3,65%, de acordo com o art. 10, inciso XI, alínea b da Lei nº 10.833/2003, em virtude de Mandado de Segurança impetrado contra a referida IN.

Custo das vendas e dos serviços. O custo das vendas aumentou 7,57%, em relação ao 2º trimestre de 2004, passando de R$ 9.521 para R$ 10.242.

Despesas gerais e administrativas. Estas despesas totalizaram R$ 16.689 e R$ 1.928 nos 2ºs trimestres de 2005 e 2004, respectivamente. A diferença de R$ 14.761, que representa um aumento de 765,61%, refere-se, basicamente, a multa por rescisão contratual, no valor de R$ 14.530. Tal multa foi aplicada pelo Banco Interamericano de Desenvolvimento – BID, com base em cláusula contratual, em virtude da resilição do contrato e liquidação antecipada da dívida com aquela instituição, ocorrida em 16.05.2005.

c) Lages Bioenergética

Controlada	2º Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas	8.629	6.542	31,90
Custo das vendas	(3.847)	(2.988)	28,75
Resultado bruto	4.782	3.554	34,55
Margem bruta	55,42%	54,33%	1,09 p.p.
Despesas c/vendas, gerais e administrativas	(71)	(21)	238,10
Resultado financeiros líquido	(907)	(1.127)	-19,52
Resultado operacional	3.804	2.406	58,10
Imposto de renda e contribuição social	(474)	(275)	72,36
Lucro líquido do trimestre	3.330	2.131	56,26
Margem líquida	38,59%	32,57%	6,02 p.p.

O aumento de 31,90% verificado na receita líquida decorre de: a) novo contrato de fornecimento de energia elétrica, propiciando receita de R$ 884, neste trimestre, inexistente no mesmo período de 2004; b) venda de vapor superaquecido no presente trimestre, no valor de R$ 441, cujos contratos tiveram início de vigência em julho de 2004, inexistindo, portanto, no 2º trimestre daquele ano; c) reajustes de preços aplicados nos contratos existentes.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Os custos das vendas referem-se, basicamente, a aquisição de combustível para geração de energia e teve aumento de 28,75%, ligeiramente menor do que o verificado nas receitas líquidas. Por esta razão, o resultado bruto cresceu 34,55%, elevando a margem bruta em 1,09 ponto percentual.

As despesas com vendas, gerais e administrativas foram afetadas pelo aumento no serviço de terceiros, taxa de fiscalização ANEEL, entre outros. Já o resultado financeiro líquido apresentou redução de 19,52%, em virtude do aumento da renda de aplicações financeiras, em relação ao 2° trimestre de 2004.

O imposto de renda e a contribuição social representam aproximadamente 12,00% do lucro antes dos destes tributos, em virtude da Lages Bioenergética adotar o lucro presumido como regime de tributação.

d) Tractebel Energia Comercializadora

Controlada	2° Trim. 2005
Receita líquida de vendas	25.707
Custo das vendas	(17.300)
Resultado bruto	8.407
Margem bruta	32,70%
Despesas c/ vendas, gerais e administrativas	(2.865)
Resultado financeiro líquido	(1.028)
Resultado operacional	4.514
Imposto de renda e contribuição social	(1.529)
Lucro líquido do trimestre	2.985
Margem líquida	11,61%

A Tractebel Energia Comercializadora iniciou suas operações, efetivamente, em setembro de 2004, impedindo, assim, a comparabilidade entre o 2° trimestre de 2005 com o mesmo período do ano anterior.

Na composição do resultado do 2° trimestre de 2005 está incluída a receita de exportação de energia elétrica para o Uruguai, no valor de R$ 6.426.

O custo das vendas refere-se à compra de energia elétrica para revenda.

As despesas com vendas, gerais e administrativas referem-se, substancialmente, a encargos de uso do sistema de transmissão decorrentes da exportação de energia elétrica.

Tendo em vista que a Tractebel Energia Comercializadora não possui dívidas, seu resultado financeiro é composto, basicamente, de variação cambial contas a receber decorrente de exportação

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

de energia elétrica, que no presente trimestre resultou em uma despesa de R$ 800, em virtude da valorização do Real frente ao Dólar Norte Americano.

e) Indicadores consolidados (Controladora e controladas)

Indicadores de resultado

Consolidado	2º Trimestre		Variação (%)
	2005	2004	
Receita líquida de vendas e ou/serviços	637.791	654.458	-2,55
Custo de bens e/ou serviços vendidos	(237.488)	(308.958)	-23,13
Resultado bruto	400.303	345.500	15,86
Margem bruta	62,76%	52,79%	9,97 p.p.
Lajida (Ebitda)	354.535	285.226	24,30
Resultado do serviço	300.101	231.263	29,77
Despesas c/vendas, gerais e administrativas	(100.202)	(114.237)	-12,29
Resultado financeiro líquido	(24.581)	(139.817)	-82,42
Resultado operacional	275.520	91.446	201,29
Imposto de renda e contribuição social	(55.014)	83.356	-
Lucro líquido do trimestre	220.454	172.249	27,99
Margem líquida	34,57%	26,32%	8,24 p.p.

(1) Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização + amortização de ágio.

Indicadores financeiros

Indicadores	30.06.2005	31.03.2005	%
Ativos totais	5.767.610	6.348.106	-9,15
Dívidas em moeda estrangeira	567.368	1.050.167	-45,97
Dívidas em moeda nacional	704.470	731.897	-3,75
Patrimônio líquido	3.069.637	2.959.183	3,73

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,64
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	18,92
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.528		225.171	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PARTICULAR
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGP-M mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% da Taxa DI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Município de Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Conforme mencionado na Nota 8-e do quadro 04.01, em junho de 2004 a Companhia transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA, uma SPE constituída pela Riomaggiori Mineração Ltda. com a finalidade específica de conclusão do projeto.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.515.233 mil, equivalentes a R$ 8.262.204 mil em 30.06.2005, e de lucro cessante com valor declarado de US$ 459.900 mil, equivalentes a R$ 1.080.949 mil em 30.06.2005. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 352.560 mil em 30.06.2005, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 752.128 mil em 30.06.2005, e lucro cessante de US$ 71.000 mil, equivalentes a R$ 166.878 mil em 30.06.2005, através do endosso nº 1095000026.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000 mil, equivalentes a R$ 117.520 mil em 30.06.2005. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 20.000 mil equivalentes a R$ 47.008 mil em 30.06.2005, e seguro de Riscos de Engenharia com cobertura de obras civis em construção, instalação e montagem, de uma unidade de cogeração – turbina a vapor, com potência de 27 MW, inclusive na fase de testes e durante 12 meses de manutenção.

Os limites máximos de indenização dos riscos de engenharia são os seguintes:

- Sobre cobertura básica incluindo testes – R$ 7.600 mil
- Sobre cobertura de manutenção ampla – R$ 7.600 mil

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia e de suas controladas não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	30.06.2005				31.03.2005
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	45.182	2.732	4.447	52.361	48.498
Concessionárias	170.656	6.497	-	177.153	184.620
Comercializadoras	46.960	-	-	46.960	37.388
Exportação	700	-	740	1.440	27.293
Transações no âmbito do MAE	153.498	-	13.950	167.448	169.379
	416.996	**9.229**	**19.137**	**445.362**	**467.178**
(-) Provisão para Créditos de Liquidação Duvidosa	(119.596)	-	(12.029)	(131.625)	(131.625)
	297.400	**9.229**	**7.108**	**313.737**	**335.553**
Longo prazo					
Transações no âmbito do MAE	9.697	-	-	9.697	12.962
	9.697	**-**	**-**	**9.697**	**12.962**

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	30.06.2005	31.03.2005
Circulante		
Certificado de Depósito Bancário – CDB	75.778	629.925
Letras Financeiras do Tesouro – LFT	149.017	194.949
Ajuste negativo de operações com swaps	-	(29.771)
Letras do Tesouro Nacional - LTN	42.243	-
Operações compromissadas com títulos públicos federais	36.797	34.312
Notas do Tesouro Nacional – NTN	5.144	-
Notas do Banco Central – NBC-E	32.525	24.293
	341.504	**853.708**
(-) Provisão para perdas em aplicações financeiras	(17.427)	(17.427)
	324.077	**836.281**
Longo Prazo		
Certificado de Depósito Bancário - CDB	**36.325**	**36.101**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais.

As aplicações do Fundo de Investimentos Exclusivo estão consolidadas nas demonstrações financeiras e segregadas de acordo com a natureza de seus ativos.

NOTA 3 – ATIVO FISCAL DIFERIDO

	Consolidado				
	30.06.2005				31.03.2005
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso - RIC	242.290	33.433	-	33.433	33.433
Benefícios pós-emprego	162.234	40.559	14.601	55.160	53.341
Provisão para créditos de liquidação duvidosa	131.625	32.906	11.846	44.752	44.752
Provisão para contingências	129.317	32.328	11.639	43.967	39.400
Provisão para amortização acelerada UTE William Arjona	33.543	8.386	3.019	11.405	11.688
Provisão p/perdas com créditos de ICMS	36.341	9.085	3.271	12.356	11.375
Provisão para grandes manutenções	32.513	8.128	2.926	11.054	11.667
Provisão para perdas em aplicações financeiras	17.427	4.357	1.569	5.926	5.926
Participação de empregados nos lucros	-	-	-	-	2.210
Provisão bônus gerencial	1.040	260	93	353	1.360
Provisão honorários advocatícios	618	154	56	210	208
Prejuízo fiscal	12.744	3.186	-	3.186	3.649
Base negativa da contribuição social	49.022	-	4.412	4.412	8.298
		172.782	107.987	280.769	281.862
Classificação do ativo fiscal diferido:					
Circulante		54.052	18.251	72.303	75.880
Realizável a longo prazo		118.730	89.736	208.466	205.982
		172.782	107.987	280.769	281.862

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	2005	2006	2007	2008	2009	Próximos 2 anos	Próximos 3 anos	Após 2014	Total
Provisão para perdas Jacuí	-	-	-	-	2.250	4.910	7.365	40.030	54.555
Remuneração das Imobilizações em Curso - RIC	1.672	3.343	3.343	3.343	3.344	6.687	10.030	1.671	33.433
Demais diferenças temporárias	16.204	12.198	11.356	22.511	22.367	93.954	5.980	613	185.183
Prejuízo fiscal	393	897	1.506	390	-	-	-	-	3.186
Base negativa da contribuição social	3.368	319	538	187	-	-	-	-	4.412
Ativo fiscal diferido, registrado	**21.637**	**16.757**	**16.743**	**26.431**	**27.961**	**105.551**	**23.375**	**42.314**	**280.769**
Ativo fiscal diferido, Jacuí	-	-	-	-	7.440	16.235	24.352	103.516	151.543
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	27.140	27.140
	21.637	16.757	16.743	26.431	35.401	121.786	47.727	172.970	459.452

Na elaboração do quadro acima, o ano de 2005 compreende somente 6 meses (julho a dezembro).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	30.06.2005		30.06.2004	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**534.424**	**534.424**	**280.731**	**280.731**
Diferenças permanentes				
Adições				
Amortização de ágio	-	3.373	-	3.373
Gratificação e 13° de dirigentes	-	1.156	-	694
Doações incentivadas	454	454	120	120
Doações indedutíveis	115	115	180	180
Multas	(298)	(298)	-	-
Ajuste de controlada tributada pelo lucro presumido	(4.262)	(4.983)	428	142
Outras despesas indedutíveis	181	181	285	285
Exclusões				
Juros sobre o capital próprio	(110.000)	(110.000)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(6.815)	-	(91.677)
(=) **Base de cálculo dos tributos no resultado**	**420.614**	**417.607**	**281.744**	**193.848**
Alíquotas	9%	25%	9%	25%
(=) **Contribuição social e imposto de renda**	**(37.855)**	**(104.403)**	**(25.358)**	**(48.462)**
Provisão para perdas UTE Jacuí	-	-	-	91.395
Incentivos fiscais	-	454	-	-
Adicional de 10% sobre lucro até R$ 20 mensais	-	54	-	30
Outros	(19)	26	61	169
(=) **Contribuição social e imposto renda no resultado**	**(37.874)**	**(103.869)**	**(25.297)**	**43.132**
Composição dos tributos no resultado:				
Corrente	(29.670)	(108.028)	(1.639)	(4.432)
Diferido	(8.204)	4.159	(23.658)	47.564
	(37.874)	**(103.869)**	**(25.297)**	**43.132**

NOTA 5 – ATIVO IMOBILIZADO

a) Composição

	Consolidado			
	30.06.2005		31.03.2005	
	Taxas médias de reintegração	Custo corrigido	Custo corrigido	Empresa
Imobilizações em Serviço				
Intangível				
Direito de Exploração UHE Cana Brava		88.664	88.664	CEM
(-) Amortização Acumulada	3,2	(8.373)	(7.661)	
		80.291	**81.003**	
Tangível				
Geração Hidráulica				
UHE Salto Santiago	2,5	638.767	638.767	Controladora
UHE Salto Osório	2,8	288.878	288.894	Controladora
UHE Passo Fundo	2,5	123.120	123.120	Controladora
UHE Itá (participação em consórcio)	2,3	1.779.353	1.779.329	Controladora/ ITASA
UHE Cana Brava	2,5	871.254	869.384	CEM
UHE Machadinho	2,4	179.928	179.928	Controladora
		3.881.300	3.879.422	
(-) Depreciação Acumulada		(1.058.893)	(1.035.377)	
		2.822.407	**2.844.045**	
Geração Térmica				
Complexo Jorge Lacerda	4,3	2.455.028	2.453.800	Controladora
UTE Charqueadas	4,4	54.807	54.807	Controladora
UTE Alegrete	4,1	8.101	8.101	Controladora
UTE Willian Arjona	4,3	139.286	139.286	Controladora
UTE Lages	4,3	57.854	57.845	Lages
		2.715.076	2.713.839	
(-) Depreciação Acumulada		(1.231.804)	(1.206.356)	
		1.483.272	**1.507.483**	
Sistema de Comunicação	6,1	1.102	1.102	Consolidado
(-) Depreciação Acumulada		(571)	(503)	
		531	**599**	
Equipamentos Gerais e Outros	10,0	35.792	32.555	Consolidado
(-) Depreciação Acumulada		(17.950)	(17.329)	
		17.842	**15.226**	
		4.404.343	**4.448.356**	

Composição do Ativo Imobilizado (continuação)

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

	Consolidado		
	30.06.2005 Custo corrigido	31.03.2005 Custo corrigido	Empresa
Total das Imobilizações em Serviço	**4.404.343**	**4.448.356**	
Imobilizações em Curso			
Geração Hidráulica			
UHE Salto Santiago (obra de adição)	1.145	918	Controladora
UHE Salto Osório (obra de adição)	20.973	18.745	Controladora
UHE Itá (custos retardatários)	6.549	5.936	Controladora/ ITASA
UHE Cana Brava	4	1.615	CEM
Outros	1.319	223	Controladora
	29.990	**27.437**	
Geração Térmica			
UTE Jacuí	52.742	52.484	Controladora
UTE Jorge Lacerda (obra de adição)	9.911	8.101	Controladora
UTE Charqueadas (obra de adição)	879	594	Controladora
UTE Lages	11.145	10.052	Lages
Outros	18	15	Controladora
	74.695	**71.246**	
Outros	**1.592**	**1.592**	Controladora
	106.277	**100.275**	
Imobilizações líquidas	**4.510.620**	**4.548.631**	
Obrigações Especiais	**(56.689)**	**(56.689)**	Controladora/ Lages
	4.453.931	**4.491.942**	

b) Mutação no trimestre

	Em serviço	Em curso	Total
Saldo em 31.12.2004	**4.496.582**	**96.537**	**4.593.119**
Aquisições	842	5.269	6.111
Transferências	1.531	(1.531)	-
Depreciação	(50.462)	-	(50.462)
Baixas	(137)	-	(137)
Saldo em 31.03.2005	**4.448.356**	**100.275**	**4.548.631**
Aquisições	875	11.645	12.520
Transferências	5.643	(5.643)	-
Depreciação	(50.438)	-	(50.438)
Baixas	(93)	-	(93)
	4.404.343	**106.277**	**4.510.620**
Obrigações Especiais	(56.689)	-	(56.689)
Saldo em 30.06.2005	**4.347.654**	**106.277**	**4.453.931**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.06.2005			31.03.2005		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	89.183	317.429	406.612	109.532	413.321	522.853
Instituições financeiras	17.861	142.895	160.756	54.691	472.623	527.314
	107.044	**460.324**	**567.368**	**164.223**	**885.944**	**1.050.167**
Moeda Nacional						
ELETROBRÁS	69.796	212.036	281.832	68.080	230.142	298.222
Instituições financeiras	60.006	362.632	422.638	59.891	373.784	433.675
	129.802	**574.668**	**704.470**	**127.971**	**603.926**	**731.897**
	236.846	**1.034.992**	**1.271.838**	**292.194**	**1.489.870**	**1.782.064**

b) Mutação no trimestre

	Consolidado		
	Circulante	Longo Prazo	Total
Saldo em 31.12.2004	**277.712**	**1.539.409**	**1.817.121**
Liquidações	(69.691)	-	(69.691)
Transferências	47.110	(47.110)	-
Encargos gerados no trimestre	38.367	1.312	39.679
Variações monetárias geradas no trimestre	(1.304)	(3.741)	(5.045)
Saldo em 31.03.2005	**292.194**	**1.489.870**	**1.782.064**
Liquidações	(425.343)	-	(425.343)
Transferências	355.385	(355.385)	-
Encargos gerados no trimestre	33.752	1.296	35.048
Variações monetárias geradas no trimestre	(19.142)	(100.789)	(119.931)
Saldo em 30.06.2005	**236.846**	**1.034.992**	**1.271.838**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES


Dívida Externa em Junho 2005
R$ Milhões
162
29%
Euro
37
6%
Libra
Esterlina
368
65%
Dólar
Norte
Americ.


Dívida Externa em Março 2005
R$ Milhões
210
20%
Euro
58
6%
Libra
Esterlina
782
74%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Junho 2005
R$ Milhões
47
7%
Não
indexado
282
40%
IVRRGR
376
53%
URTJLP


Dívida Nacional em Março 2005
R$ Milhões
50
7%
Não
indexado
298
41%
IVRRGR
384
52%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.800
1.500
1.200
900
600
300
0
114
240
293
364
112
157
107
146
102
140
307
443
1.035
1.490
2006
2007
2008
2009
2010
De 2011 até 2024
Total
Junho 2005
Março 2005

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 1° trimestre de 2005)
Taxas flutuantes: 12,00% a 20,73%a.a. (12,00% a 19,71% a.a., no 1° trimestre de 2005)

Mercado externo

Taxas fixas: 6,00% a 10,43% a.a. (6,00% a 10,43% a.a., no 1° trimestre de 2005)
Taxas flutuantes: 3,94% a 9,30% a.a. (2,77% a 9,30% a.a., no 1° trimestre de 2005)

NOTA 7 - DEBÊNTURES

a) Controladora

Em 11.05.2005, a Comissão de Valores Mobiliários – CVM deferiu o registro de distribuição primária de debêntures simples, mediante subscrição pública, de emissão da Companhia, conforme os registros n°s. CVM/SRE/DEB/2005/024 e 025, composta por 20.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, em duas séries, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, 2 de maio de 2005, o montante total de R$ 200.000. A 1ª série, composta por de 14.000 debêntures, vencerá em 2 de maio de 2011 e terá amortização integral em uma única parcela, e a 2ª série, composta por 6.000 debêntures, vencerá em 2 de maio de 2010 e terá amortização integral em uma única parcela. As debêntures da 1ª série serão atualizadas pelo IGP-M e farão jus a uma remuneração que contemplará juros remuneratórios apurados mediante a aplicação de uma taxa percentual fixa de 9,29% ao ano, a partir da data de emissão, incidente sobre o Valor Nominal Unitário das Debêntures da 1ª série. As debêntures da 2ª série farão jus a uma remuneração equivalente à acumulação de 103,90% da Taxa DI.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A liquidação total da oferta pública das debêntures ocorreu no dia 16.05.2005. Os recursos obtidos por meio da Oferta destinaram-se a aumento de capital na controlada Companhia Energética Meridional – CEM, para propiciar, àquela Companhia, o pré-pagamento dos Contratos de Empréstimos junto ao Banco Interamericano de Desenvolvimento (BID).

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001. O saldo atualizado em 30.06.2005, nas demonstrações financeiras consolidadas, é de R$ 72.682, sendo R$ 11.257 no passivo circulante e R$ 61.425 no exigível a longo prazo (até 31.03.2005, R$ 81.909, R$ 16.389 no passivo circulante e R$ 65.520 no exigível a longo prazo).

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2° série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a. (já pagos)
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2005	31.03.2005
2006	4.095	6.147
2007	8.190	8.190
2008	8.190	8.190
2009	8.190	8.190
2010	8.190	8.190
De 2011 até 2013	24.570	26.613
	61.425	65.520

c) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, cujos saldos atualizado até 30.06.2005 é de R$ 95.908, sendo R$ 10.447 no passivo circulante e R$ 85.461 no exigível a longo prazo (até 31.03.2005, R$ 101.351, R$ 12.482 no passivo circulante e R$ 88.869 no exigível a longo prazo).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2005	31.03.2005
2006	4.397	8.514
2007	9.448	9.365
2008	10.392	10.302
2009	11.432	11.332
2010	12.575	12.465
De 2011 até 2013	37.217	36.891
	85.461	88.869

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência n° 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da UHE Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 30.06.2005, é de R$ 173.799, sendo R$ 1.528 no passivo circulante e R$ 172.271 no exigível a longo prazo (até 31.03.2005, R$ 167.715, sendo R$ 1.619 no passivo circulante e R$ 166.096 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.06.2005	**31.03.2005**
2006	775	1.146
2007	1.551	1.528
2008	1.551	1.528
2009	1.551	1.528
2010	1.551	1.528
De 2011 até 2023	165.292	158.838
	172.271	**166.096**

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 30 de junho de 2005, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 As Informações Trimestrais, compreendendo o balanço patrimonial findo em 31 de março de 2005 e a demonstração do resultado do semestre findo em 30 de junho de 2004 foram revisadas por nós, que emitimos relatórios de revisão especial sem ressalva em 11 de abril de 2005 e 12 de agosto de 2004, respectivamente, este último com parágrafo de ênfase relativa a alguns ativos operacionais do seu parque gerador, que avaliados isoladamente, pelo fluxo de caixa futuro descontado a valor presente não seriam recuperados, mas em conjunto com os demais ativos produziriam fluxo de caixa futuro positivo.

Florianópolis, 26 de julho de 2005.

Paulo Ricardo Pinto Alaniz
Sócio - contador
CRC RS – 42.460/S - SC
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
01	01	IDENTIFICAÇÃO	1
01	02	SEDE	1
01	03	DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)	1
01	04	REFERÊNCIA DO ITR	1
01	05	COMPOSIÇÃO DO CAPITAL SOCIAL	2
01	06	CARACTERÍSTICAS DA EMPRESA	2
01	07	SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS	2
01	08	PROVENTOS EM DINHEIRO	2
01	09	CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO	3
01	10	DIRETOR DE RELAÇÕES COM INVESTIDORES	3
02	01	BALANÇO PATRIMONIAL ATIVO	4
02	02	BALANÇO PATRIMONIAL PASSIVO	6
03	01	DEMONSTRAÇÃO DO RESULTADO	8
04	01	NOTAS EXPLICATIVAS	12
05	01	COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE	49
06	01	BALANÇO PATRIMONIAL ATIVO CONSOLIDADO	54
06	02	BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO	56
07	01	DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO	58
08	01	COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE	62
09	01	PARTICIPAÇÃO EM SOCIEDADES CONTROLADAS E/OU COLIGADAS	67
10	01	CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES	68
15	01	PROJETOS DE INVESTIMENTO	70
16	01	OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES	71
17	01	RELATÓRIO DA REVISÃO ESPECIAL	84
		ITÁ ENERGÉTICA S. A. - ITASA	
		COMPANHIA ENERGÉTICA MERIDIONAL - CEM	/84